Prospectus Supplement Filed Pursuant to Rule 424(b)(3)
Registration No. 333-193577

PROSPECTUS SUPPLEMENT NO. 32
DATED MARCH 13, 2018
(To Prospectus Declared Effective on February 28, 2014
and Dated March 21, 2014)

OXBRIDGE RE HOLDINGS LIMITED

Maximum of 4,884,650 Units

Minimum of 1,700,000 Units

Each Unit Consisting of One Ordinary Share and One Warrant

This Prospectus Supplement No. 32 supplements information contained in, and should be read in conjunction with, that certain Prospectus, dated March 21, 2014, of Oxbridge Re Holdings Limited, as supplemented by that certain Prospectus Supplement No. 1 through No. 31 thereto, relating to the offer and sale by us of up to 4,884,650 units, each unit consisting of one ordinary share and one warrant. This Prospectus Supplement No. 32 is not complete without, and may not be delivered or used except in connection with, the original Prospectus and Supplement No. 1 through No. 31 thereto.

This Prospectus Supplement No. 32 includes the following document, as filed by us with the Securities and Exchange Commission:

●
The attached Annual Report on Form 10-K of Oxbridge Re Holdings Limited, as filed with the Securities and Exchange Commission on March 13, 2018.

Our units began trading on the Nasdaq Capital Market under the symbol “OXBRU.” When the units were split into their component parts, the units ceased trading and our ordinary shares and warrants began trading separately on the Nasdaq Capital Market under the symbols “OXBR” and “OXBRW” respectively.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this Prospectus Supplement No. 32 (or the original Prospectus or Supplement No. 1 through No. 31 thereto) is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 32 is March 13, 2018.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For The Transition Period From ________ To ________

Commission File Number 1-36346

OXBRIDGE RE HOLDINGS LIMITED
(Exact name of registrant as specified in its charter)

Cayman Islands	98-1150254
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Strathvale House, 2nd Floor 90 North Church Street P.O. Box 469 Grand Cayman, Cayman Islands	KY1-9006
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (345) 749-7570

Securities Registered Pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares, par value $0.001 (USD) per share	The NASDAQ Capital Market
Warrants	The NASDAQ Capital Market

Securities Registered Pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.    Yes  ☐    No  ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☑    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	Accelerated filer
Non-accelerated filer	Smaller reporting company X
Emerging growth company X

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ______

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☑

The aggregate market value of the voting common equity held by non-affiliates of the registrant was $7,144,137 (based upon the quoted closing sale price per share of the registrant’s ordinary shares on The NASDAQ Capital Market) on the last business day of the registrant’s most recently completed second fiscal quarter (June 30, 2017). For purposes of this calculation, the registrant has assumed that its directors and executive officers as of June 30, 2017 were affiliates.

As of March 10, 2018, 5,733,587 ordinary shares, par value $0.001 (USD) per share, were outstanding.

Documents Incorporated by Reference:

Portions of the Company’s proxy statement to be filed with the Securities and Exchange Commission relating to the 2018 Annual Meeting of Shareholders will be incorporated by reference into Part III of this Annual Report on Form 10-K.

OXBRIDGE RE HOLDINGS LIMITED
Index to Annual Report on Form 10-K
Year Ended December 31, 2017

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

Unless the context dictates otherwise, references to “we,” “us,” “our,” “our company,” or “the Company” in this Annual Report on Form 10-K refer to Oxbridge Re Holdings Limited and its wholly-owned subsidiaries, Oxbridge Reinsurance Limited and Oxbridge Re NS Ltd.

All statements in this Annual Report on Form 10-K, including in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (refer to Part I, Item 7 of this Annual Report on Form 10-K), other than statements of historical fact, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements generally are identified by the words such as “believe,” “project,” “predict,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result, ” and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from our historical results and the forward-looking statements and you should not place undue reliance on the forward-looking statements. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in the section entitled “Risk Factors” (refer to Part I, Item 1A, of this Annual Report on Form 10-K). We undertake no obligation, other than imposed by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned not to place undue reliance on the forward-looking statements which speak only to the dates on which they were made.

PART I

ITEM 1
BUSINESS

Overview

We are a Cayman Islands specialty property and casualty reinsurer that provides reinsurance solutions through our subsidiary, Oxbridge Reinsurance Limited. We focus on underwriting fully-collateralized reinsurance contracts primarily for property and casualty insurance companies in the Gulf Coast region of the United States, with an emphasis on Florida. We specialize in underwriting medium frequency, high severity risks, where we believe sufficient data exists to analyze effectively the risk/return profile of reinsurance contracts. We were organized in April 2013 as an exempted company under the laws of the Cayman Islands.

We underwrite reinsurance contracts on a selective and opportunistic basis as opportunities arise based on our goal of achieving favorable long-term returns on equity for our shareholders. Our goal is to achieve long-term growth in book value per share by writing business that generates attractive underwriting profits relative to the risk we bear. Unlike other insurance and reinsurance companies, we do not intend to pursue an aggressive investment strategy and instead will focus our business on underwriting profits rather than investment profits. However, we intend to complement our underwriting profits with investment profits on an opportunistic basis. Our primary business focus is on fully collateralized reinsurance contracts for property catastrophes, primarily in the Gulf Coast region of the United States, with an emphasis on Florida. Within that market and risk category, we attempt to select the most economically attractive opportunities across a variety of property and casualty insurers. As we attempt to grow our capital base, we expect that we will consider growth opportunities in other geographic areas and risk categories.

Our level of profitability is primarily determined by how adequately our premiums assumed and investment income cover our costs and expenses, which consist primarily of acquisition costs and other underwriting expenses, claim payments and general and administrative expenses. One factor leading to variation in our operational results is the timing and magnitude of any follow-on offerings we undertake (if any), as we would be able to deploy new capital to collateralize new reinsurance treaties and consequently, earn additional premium revenue. In addition, our results of operations may be seasonal in that hurricanes and other tropical storms typically occur during the period from June 1 through November 30. Further, our results of operations may be subject to significant variations due to factors affecting the property and casualty insurance industry in general, which include competition, legislation, regulation, general economic conditions, judicial trends, and fluctuations in interest rates and other changes in the investment environment.

Because we employ an opportunistic underwriting and investment philosophy, period-to-period comparisons of our underwriting results may not be meaningful. In addition, our historical investment results may not necessarily be indicative of future performance. Due to the nature of our reinsurance and investment strategies, our operating results will likely fluctuate from period to period.

Our Business Strategy

Our goal is to achieve attractive risk-adjusted returns for our shareholders through the prudent management of underwriting risks relative to our capital base. To achieve this objective, the following are the principal elements of our business strategy.

●
Maintain a Commitment to Disciplined Underwriting. We employ a disciplined and data-driven underwriting approach to select a diversified portfolio of risks that we believe will generate an attractive return to our shareholders over the long term. Neither our underwriting nor our investment strategies are designed to generate smooth or predictable quarterly earnings, but rather to optimize growth in book value per share over the long term.

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Focus on Risk Management. We treat risk management as an integral part of our underwriting and business management processes. All of our reinsurance contracts contain loss limitation provisions that limit our losses to the value of the assets collateralizing our reinsurance contracts.

●
Deployment of Capital.  In order to eliminate the possibility of complete losses, we intend to place only a portion of our total capital at risk in any single year. This means that we expect lower returns than some of our competitors in years where there are lower than average catastrophe losses but that our capital not be completely eroded in the event of multiple large losses.

●
Take Advantage of Market Opportunities. Although our business is initially focused on catastrophe coverage for Gulf Coast insurers with an emphasis on Florida, we intend to continuously evaluate various market opportunities in which our business may be strategically or financially expanded or enhanced in the future. Such opportunities could take the form of further diversifying our business into other geographic or market areas, could include quota share reinsurance contracts, joint ventures, renewal rights transactions, corporate acquisitions of other insurers or reinsurers, or the formation of insurance or reinsurance platforms in new markets. We believe the environment in the reinsurance and insurance markets will continue to produce opportunities for us, either through organic expansion, through acquisitions, or a combination of both.

The Reinsurance Industry

General

Reinsurance is an arrangement in which an insurance company, referred to as the reinsurer, agrees to assume from another insurance company, referred to as the ceding company or cedant, all or a portion of the insurance risks that the ceding company has underwritten under one or more insurance contracts. In return, the reinsurer receives a premium for the insured risks that it assumes from the ceding company, although reinsurance does not discharge the ceding company from its liabilities to policyholders. It is standard industry practice for primary insurers to reinsure portions of their insurance risks with other insurance companies under reinsurance agreements or contracts. This permits primary insurers to underwrite policies in amounts larger than the risks they are willing to retain. Reinsurance is generally designed to:

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Reduce the ceding company’s net liability on individual risks, thereby assisting it in managing its risk profile and increasing its capacity to underwrite business as well as increasing the limit to which it can underwrite on a single risk;

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assist the ceding company in meeting applicable regulatory and rating agency capital requirements;

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assist the ceding company in reducing the short-term financial impact of sales and other acquisition costs; and

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enhance the ceding company’s financial strength and statutory capital.

When reinsurance companies purchase reinsurance to cover their own risks assumed from ceding companies, this is known as retrocessional reinsurance. Reinsurance or retrocessional reinsurance can benefit a ceding company or reinsuring company, referred to herein as a “retrocedant,” as applicable, in various ways, such as by reducing exposure to individual risks and by providing catastrophe protection from larger or multiple losses. Like ceding companies, retrocedants can use retrocessional reinsurance to manage their overall risk profile or to create additional underwriting capacity, allowing them to accept larger risks or to write more business than would otherwise be possible, absent an increase in their capital or surplus.

Reinsurance contracts do not discharge ceding companies from their obligations to policyholders. Ceding companies therefore generally require their reinsurers to have, and to maintain, either a strong financial strength rating or security, in the form of collateral, as assurance that their claims will be paid.

Insurers generally purchase multiple tranches of reinsurance protection above an initial retention elected by the insurer. The amount of reinsurance protection purchased by an insurer is typically determined by the insurer through both quantitative and qualitative methods. In the event of losses, the amount of loss that exceeds the amount of reinsurance protection purchased is retained by the insurer. As a program is constructed from the ground up, each tranche added generally has a lower probability of loss than the prior tranche and therefore is generally subject to a lower reinsurance premium charged for the reinsurance protection purchased. Insurer catastrophe programs are typically supported by multiple reinsurers per program.

Reinsurance brokers play an important role in the reinsurance market. Brokers are intermediaries that assist the ceding company in structuring a particular reinsurance program and in negotiating and placing risks with third-party reinsurers. In this capacity, the broker is selected and retained by the ceding company on a contract-by-contract basis, rather than by the reinsurer. Though brokers are not parties to reinsurance contracts, reinsurers generally receive premium payments from brokers rather than ceding companies, and reinsurers that do not provide collateralized reinsurance are frequently required to pay amounts owed on claims under their policies to brokers. These brokers, in turn, pay these amounts to the ceding companies that have reinsured a portion of their liabilities with reinsurers.

Types of Reinsurance Contracts

Property reinsurance products are often written in the form of treaty reinsurance contracts, which are contractual arrangements that provide for the automatic reinsurance of a type or category of risk underwritten. Treaty reinsurance premiums, which are typically due in installments, are a function of the number and type of contracts written, as well as prevailing market prices. The timing of premiums written varies by line of business. The majority of property catastrophe business is written at the January and June annual renewal periods, depending on the type and location of the risks covered. Most hurricane and wind-storm coverage, particularly in the Gulf Coast region of the United States, is written at the June annual renewal periods.

Property catastrophe reinsurance contracts are typically “all risk” in nature, providing protection to the ceding company against losses from hurricanes and other natural and man-made catastrophes such as floods, earthquakes, tornadoes, storms and fires, referred to herein collectively as “perils.” The predominant exposures covered by these contracts are losses stemming from property damage and business interruption resulting from a covered peril. Coverage can also vary from “all natural” perils, which is the most expansive form, to more limited types such as windstorm-only coverage.

Property catastrophe reinsurance contracts are typically written on an “excess-of-loss” basis, which provides coverage to the ceding company when aggregate claims and claim expenses from a single occurrence for a covered peril exceed an amount that is specified in a particular contract. The coverage provided under excess-of-loss reinsurance contracts may be on a worldwide basis or may be limited in scope to specific regions or geographical areas. Under these contracts, protection is provided to an insurer for a portion of the total losses in excess of a specified loss amount, up to a maximum amount per loss specified in the contract.

Excess-of-loss contracts are typically written on a losses-occurring basis, which means that they cover losses that occur during the contract term, regardless of when the underlying policies came into force. Premiums from excess-of-loss contracts are earned ratably over the contract term, which is ordinarily 12 months. Most excess-of-loss contracts provide for a reinstatement of coverage following a covered loss event in return for an additional premium.

Our Reinsurance Contracts and Products

We write primarily property catastrophe reinsurance. We currently expect that substantially all of the reinsurance products we write in the foreseeable future will be in the form of treaty reinsurance contracts. When we write treaty reinsurance contracts, we do not evaluate separately each of the individual risks assumed under the contracts and are therefore largely dependent on the individual underwriting decisions made by the cedant. Accordingly, as part of our initial review and renewal process, we carefully review and analyze the cedant’s risk management and underwriting practices in evaluating whether to provide treaty reinsurance and in appropriately pricing the treaty.

Our portfolio of business continues to be characterized by relatively large transactions with a relatively few number of cedants. As of December 31, 2017, we had reinsurance contracts with seven (7) cedants, although income limit losses were experienced on all the contracts with each cedant, and only one of those contracts continue to earn income due to the fact of such contract being a multi-year contract. We do not consider any of those contracts to be singly material to our company, and our largest contract represented approximately 31% of our collateral at risk of all such contracts.

We do not consider any single contract to be material to our business as the loss of any single contract can easily be supplemented by contributing the additional capacity across one or more of our other contracts. We anticipate that our business will continue to be characterized by a relatively small number of reinsurance contracts for the foreseeable future.

Our contracts are written on an excess-of-loss basis, generally with a per-event cap. We generally receive the premium for the risk assumed and indemnify the cedant against all or a specified portion of losses and expenses in excess of a specified dollar or percentage amount. Our contracts are generally both single-year or multi-year contracts and our policy years generally commence on June 1 of each year and end on May 31 of the following year.

The bulk of our portfolio of risks is assumed pursuant to traditional reinsurance contracts. However, we may also from time to time take underwriting risk by purchasing a catastrophe-linked bond, or via a transaction booked as an industry loss warranty (as described below) or an indemnity swap. An indemnity swap is an agreement which provides for the exchange between two parties of different portfolios of catastrophe exposure with similar expected loss characteristics (for example, U.S. earthquake exposure for Asian earthquake exposure).

We believe our most attractive near-term opportunity is in property catastrophe reinsurance coverage for insurance companies. In addition to seeking profitable pricing, we manage our risks with contractual limits on our exposure. Property catastrophe reinsurance contracts are typically “all risk” in nature, meaning that they protect against losses from earthquakes and hurricanes, as well as other natural and man-made catastrophes such as tornados, fires, winter storms, and floods (where the contract specifically provides for such coverage). Losses on these contracts typically stem from direct property damage and business interruption. We generally write property catastrophe reinsurance on an excess-of-loss basis. These contracts typically cover only specific regions or geographical areas.

We are not licensed or admitted as an insurer in any jurisdiction other than the Cayman Islands. In addition, we do not have a financial rating and do not expect to have one in the near future. Many jurisdictions such as the United States do not permit clients to take credit for reinsurance on their statutory financial statements if such reinsurance is obtained from unlicensed or non-admitted insurers without appropriate collateral. As a result, we anticipate that all of our clients will require us to fully collateralize the reinsurance contracts we bind with them. Each of our contracts are fully collateralized and separately structured, with our liability being limited to the value of the assets held in the trust. We are generally not required to top-up the value of the assets held as collateral in respect of a particular reinsurance agreement, unless such collateral is subject to market risk. For each reinsurance agreement, a reinsurance trust is established in favor of the cedant, and the trustee of the reinsurance trust is a large bank that is agreed upon by our company and the cedant. The premium for the contract is ordinarily deposited into the trust, together with additional capital from our company, up to the coverage limit. Each reinsurance contract contains express limited recourse language to the effect that the liabilities of the relevant reinsurance contract are limited to the realizable value of the collateral held in respect of that contract. Upon the expiration of the reinsurance contract, the assets of the trust net of insured losses and other expenses are transferred to our company.

Underwriting and Retrocessional Coverage

Most of our reinsurance contracts have other reinsurers participating as lead underwriters, and these lead underwriters generally set the premium for the risk. We follow the premium pricing of the lead underwriters in most cases subject to the guidance of the Underwriting Committee of our Board of Directors. Each quarter, our Board of Directors will set parameters for the maximum level of capital to be deployed for the quarter and the expected premium and risk profile that each of our contracts must meet.

During the year ended December 31, 2017, we purchased uncollateralized retrocessional coverage to manage our overall exposure and to balance our portfolio. Such coverage was purchased from a reinsurer we considered to be financially strong, given its AM Best rating of A++.

Marketing and Distribution

We expect that, in the future, the majority of our business will be sourced through reinsurance brokers. Brokerage distribution channels provide us with access to an efficient, variable distribution system without the significant time and expense that would be incurred in creating an in-house marketing and distribution network. Reinsurance brokers receive a brokerage commission that is usually a percentage of gross premiums written.

We intend to build relationships with global reinsurance brokers and captive insurance companies located in the Cayman Islands. Our management team has significant relationships with most of the primary and specialty broker intermediaries in the reinsurance marketplace in our target market. We believe that maintaining close relationships with brokers will give us access to a broad range of reinsurance clients and opportunities.

Brokers do not have the authority to bind us to any reinsurance contract. We review and approve all contract submissions in our corporate offices located in the Cayman Islands. From time to time, we may also enter into relationships with managing general agents who could bind us to reinsurance contracts based on narrowly defined underwriting guidelines.

Investment Strategy

Our company’s business focus is primarily on underwriting profit. However, we remain opportunistic with respect to investment income, and intend to increase shareholder value through supplemental investment income when favorable opportunities are available. Most of our company’s capital is held in trust accounts that collateralize the reinsurance policies that we write. The investment parameters for capital held in such trust accounts is generally established by the cedant for the relevant policy. Our investments are held in cash, fixed-maturity securities and equity securities.

Funds that are not held in collateralized trust accounts are generally invested in a relatively conservative manner, with a focus on generating income while equally being liquid.

Our Board of Directors periodically reviews our investment policy and returns.

Claims Management

Claims are managed internally by the company’s management team. Management reviews and responds to initial loss reports, administers claims databases, determines whether further investigation is required and where appropriate, retains outside claims counsel, establishes case reserves and approves claims for payment. In addition, we may conduct audits of any significant client throughout the year, and in the process, evaluate our clients’ claims handling abilities, reserving philosophies, loss notification processes and the overall quality of our clients' performance.

Upon receipt, claims notices are recorded within our underwriting, financial and claims systems. When we are notified of insured losses or discover potential losses as part of our claims audits, we record a case reserve as appropriate for the estimated amount of the exposure at that time. The estimate reflects the judgment of management based on general reserving practices, the experience and knowledge of the Manager regarding the nature of the specific claim and, where appropriate, advice of outside counsel. Reserves are also established to provide for the estimated expense of settling claims, including legal and other fees and the general expenses of administering the claims adjustment process.

Loss Reserves

Loss reserves represent estimates, including actuarial and statistical projections at a given point in time, of the ultimate settlement and administration costs of claims incurred (including claims incurred but not reported (IBNR)). Estimates are not precise in that, among other things, they are based on predictions of future developments and estimates of future trends in claims severity and frequency and other variable factors such as inflation. It is likely that the ultimate liability will be greater or less than such estimates and that, at times, this variance will be material.

For our property and other catastrophe policies, we initially establish our loss reserves based on loss payments and case reserves reported by ceding companies. As we are not the only reinsurer on most contracts, the lead reinsurer will set the loss amount estimates for the contract and the cedant will have the ability to pay for case losses consistent with that amount on our pro-rata share of the contract.

We then add to these case reserves our estimates for IBNR. To establish our IBNR estimates, in addition to the loss information and estimates communicated by cedants, we also use the services of an independent actuary. We may also use our computer-based vendor and proprietary modeling systems to measure and estimate loss exposure under the actual event scenario, if available. Although the loss modeling systems assist with the analysis of the underlying loss, and provide us with information and the ability to perform an enhanced analysis, the estimation of claims resulting from catastrophic events is inherently difficult because of the variability and uncertainty of property catastrophe claims and the unique characteristics of each loss.

If IBNR estimates are made, we assess the validity of the assumptions we use in the reserving process on a quarterly basis during an internal review process. During this process actuaries verify that the assumptions we have made continue to form what they consider to be a sound basis for projection of future liabilities.

Although we believe that we are prudent in our assumptions and methodologies, we cannot be certain that our ultimate payments will not vary, perhaps materially, from the estimates we have made. If we determine that adjustments to an earlier estimate are appropriate, such adjustments are recorded in the quarter in which they are identified. The establishment of new reserves, or the adjustment of reserves for reported claims, could result in significant upward or downward changes to our financial condition or results of operations in any particular period. We regularly review and update these estimates, using the most current information available to us.

Our estimates are reviewed annually by an independent actuary in order to provide additional insight into the reasonableness of our loss reserves.

Competition

The reinsurance industry is highly competitive. We expect to compete with major reinsurers, most of which are well established with significant operating histories, strong financial strength ratings and long-standing client relationships.

Our competitors include Third Point Reinsurance Ltd., Blue Capital Reinsurance Holdings Ltd., ACE Ltd., Everest Re, General Re Corporation, Hannover Re Group, Munich Reinsurance Company, Partner Re Ltd., Swiss Reinsurance Company, Transatlantic Reinsurance Company, Berkshire Hathaway, PartnerRe Ltd, Aeolus, and Nephila, as well as smaller companies and other niche reinsurers. Although we seek to provide coverage where capacity and alternatives are limited, we directly compete with these larger companies due to the breadth of their coverage across the property and casualty market in substantially all lines of business. We also compete with smaller companies and other niche reinsurers from time to time.

While we have a limited operating history, we believe that our unique approach to multi-year underwriting will allow us to be successful in underwriting transactions against more established competitors.

Employees

As of March 12, 2018, we had three full-time employees, and we are not in the process of hiring additional resources at this time. We believe that our relations with our employees are good. None of our employees are subject to collective bargaining agreements, and we are not aware of any current efforts to implement such agreements. We believe that we will continue to have relatively few employees and intend to outsource some functions to specialist firms in the Cayman Islands if and when we determine that such functions are necessary. We intend to use the expertise of our Board of Directors and where necessary, external consultants to provide any other service we may require from time to time.

Legal Proceedings

We are not currently involved in any litigation or arbitration. We anticipate that, similar to the rest of the insurance and reinsurance industry, we will be subject to litigation and arbitration in the ordinary course of business.

Regulation and Capital Requirements

Our wholly-owned subsidiary, Oxbridge Reinsurance Limited, holds a Class C Insurer’s License issued in accordance with the terms of the Insurance Law (as revised) of the Cayman Islands (the “Law”), and is subject to regulation by the Cayman Islands Monetary Authority (“CIMA”), in terms of the Law. As the holder of a Class C Insurer’s License, Oxbridge Reinsurance Limited is permitted to undertake insurance business approved by CIMA.

Oxbridge Reinsurance Limited is subject to minimum capital and surplus requirements, and our failure to meet these requirements could subject us to regulatory action. Pursuant to The Insurance (Capital and Solvency) (Classes B, C and D Insurers) Regulations, 2012 (the “Capital and Solvency Regulations”) published under the Law, Oxbridge Reinsurance Limited is required to maintain the statutory minimum capital requirement (as defined under the Capital and Solvency Regulations) of $500 and prescribed capital requirement (as defined under the Capital and Solvency Regulations) of $500, and a minimum margin of solvency equal to or in excess of the total prescribed capital requirement. Any failure to meet the applicable requirements or minimum statutory capital requirements could subject us to further examination or corrective action by CIMA, including restrictions on dividend payments, limitations on our writing of additional business or engaging in finance activities, supervision or liquidation.

CIMA may at any time direct Oxbridge Reinsurance Limited, in relation to a policy, a line of business or the entire business, to cease or refrain from committing an act or pursing a course of conduct and to perform such acts as in the opinion of CIMA are necessary to remedy or ameliorate the situation. See the discussion in “Risk Factors” under the heading “Any suspension or revocation of our reinsurance license would materially impact our ability to do business and implement our business strategy” for more information.

In addition, as a Cayman Islands exempted company, we may not carry on business or trade locally in the Cayman Islands except in furtherance of our business outside the Cayman Islands, and we are prohibited from soliciting the public of the Cayman Islands to subscribe for any of our securities or debt. We are further required to file a return with the Registrar of Companies in January of each year and to pay an annual registration fee at that time.

The Cayman Islands has no exchange controls restricting dealings in currencies or securities.

Available Information

Our website is located at www.oxbridgere.com. Copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available, free of change, on our website as soon as reasonably practicable after we file such material electronically with or furnish it to the Securities and Exchange Commission (the “SEC”). The SEC also maintains a website that contains our SEC filings. The address of the SEC’s website is www.sec.gov.

ITEM 1A
RISK FACTORS

Risks Relating to Our Business

We will need additional capital in the future in order to grow and operate our business. Such capital may not be available to us or may not be available to us on favorable terms. Furthermore, our raising additional capital could dilute your ownership interest in our company.

We expect that we will need to raise additional capital in the future through public or private equity or debt offerings or otherwise in order to:

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further capitalize our reinsurance subsidiary and implement our growth strategy;

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fund liquidity needs caused by underwriting or investment losses;

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replace capital lost in the event of significant reinsurance losses or adverse reserve developments;

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meet applicable statutory jurisdiction requirements; and/or

●
respond to competitive pressures.

Additional capital may not be available on terms favorable to us, or at all. Further, any additional capital raised through the sale of equity could dilute your ownership interest in our company and may cause the market price of our ordinary shares and warrants to decline. Additional capital raised through the issuance of debt may result in creditors having rights, preferences and privileges senior or otherwise superior to those of our ordinary shares and warrants.

Our results of operations will fluctuate from period to period and may not be indicative of our long-term prospects.

We anticipate that the performance of our reinsurance operations and our investment portfolio will fluctuate from period to period. Fluctuations will result from a variety of factors, including:

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reinsurance contract pricing;

●
our assessment of the quality of available reinsurance opportunities;

●
the volume and mix of reinsurance products we underwrite;

●
loss experience on our reinsurance liabilities;

●
our ability to assess and integrate our risk management strategy properly; and

●
the performance of our investment portfolio.

In particular, we plan to underwrite products and make investments to achieve favorable return on equity over the long term. In addition, our opportunistic nature and focus on long-term growth in book value will result in fluctuations in total premiums written from period to period as we concentrate on underwriting contracts that we believe will generate better long-term, rather than short-term, results. Accordingly, our short-term results of operations may not be indicative of our long-term prospects.

The business relationships between us and HCI Group may present difficult conflicts of interest and business opportunity issues.

We may continue to derive a substantial portion of our business from HCI Group subsidiaries during our first few years of operation. Jay Madhu, our Chief Executive Officer and a member of our Board of Directors, is also a member of the board of directors of HCI Group and a former executive officer of HCI Group. Because of this business relationships, various conflicts of interest could arise with respect to business opportunities that could be advantageous to HCI Group or its subsidiaries, on the one hand, and us or any of our subsidiaries, on the other hand. Moreover, because of this relationship, HCI Group may have the ability to otherwise significantly influence certain business decisions by us, including our writing of future policies. This relationship and potential conflict of interest could also result in contracts between us and HCI Group and/or its subsidiaries that are less favorable to us than contracts that could be negotiated with other third parties.

Failure to become rated by A.M. Best, or receipt of a negative rating, could significantly and negatively affect our ability to grow.

Companies, insurers and reinsurance brokers use ratings from independent ratings agencies as an important means of assessing the financial strength and quality of reinsurers. This rating reflects the rating agency’s opinion of our financial strength, operating performance and ability to meet obligations. It is not an evaluation directed toward the protection of investors or a recommendation to buy, sell or hold our securities. A.M. Best assigns ratings based on its analysis of balance sheet strength, operating performance and business profile.

Currently, A.M Best has not assigned us a financial strength rating, and we do not intend to seek a rating in the forseesable future. Without a rating, or if we received a negative rating, our growth potential and business strategy will be limited because of the need to collateralize the insurance policies that we write.

Established competitors with greater resources may make it difficult for us to effectively market our products or offer our products at a profit.

The reinsurance industry is highly competitive. We compete with major reinsurers, all of which have substantially greater financial, marketing and management resources than we do. Competition in the types of business that we seek to underwrite is based on many factors, including:

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premium charges;

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the general reputation and perceived financial strength of the reinsurer;

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relationships with reinsurance brokers;

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terms and conditions of products offered;

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ratings assigned by independent rating agencies;

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speed of claims payment and reputation; and

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the experience and reputation of the members of our underwriting team in the particular lines of reinsurance we seek to underwrite.

Additionally, although the members of our underwriting team have general experience across many property and casualty lines, they may not have the requisite experience or expertise to compete for all transactions that fall within our strategy of offering customized frequency and severity contracts at times and in markets where capacity and alternatives may be limited.

Our competitors include Third Point Reinsurance Ltd., Blue Capital Reinsurance Holdings Ltd., ACE Ltd., Everest Re, General Re Corporation, Hannover Re Group, Munich Reinsurance Company, Partner Re Ltd., Swiss Reinsurance Company, Transatlantic Reinsurance Company, Berkshire Hathaway, PartnerRe Ltd, Aeolus, and Nephila, as well as smaller companies and other niche reinsurers. Although we seek to provide coverage where capacity and alternatives are limited, we will directly compete with these larger companies due to the breadth of their coverage across the property and casualty market in substantially all lines of business.

We cannot assure you that we will be able to compete successfully in the reinsurance market. Our failure to compete effectively could significantly and negatively affect our financial condition and results of operations and may increase the likelihood that we may be deemed to be a passive foreign investment company or an investment company.

If actual renewals of our existing contracts do not meet expectations, our premiums assumed in future years and our future results of operations could be materially adversely affected.

Many of our contracts are generally written for a one-year term. In our financial forecasting process, we make assumptions about the renewal of our prior year’s contracts. The insurance and reinsurance industries have historically been cyclical businesses with periods of intense competition, often based on price. If actual renewals do not meet expectations or if we choose not to write on a renewal basis because of pricing conditions, our premiums assumed in future years and our future operations would be materially adversely affected.

Reputation is an important factor in the reinsurance industry, and our lack of an established reputation may make it difficult for us to attract or retain business.

Reputation is a very important factor in the reinsurance industry, and competition for business is, in part, based on reputation. Although our reinsurance policies will be fully collateralized, we are a relatively newly formed reinsurance company and do not yet have a well-established reputation in the reinsurance industry. Our lack of an established reputation may make it difficult for us to attract or retain business. In addition, we do not have or currently intend to obtain financial strength ratings, which may discourage certain counterparties from entering into reinsurance contracts with us.

If our losses and loss adjustment expenses greatly exceed our loss reserves, our financial condition may be significantly and negatively affected.

Our results of operations and financial condition will depend upon our ability to accurately assess the potential losses and loss adjustment expenses associated with the risks we reinsure. Reserves are estimates at a given time of claims an insurer ultimately expects to pay, based upon facts and circumstances then known, predictions of future events, estimates of future trends in claim severity and other variable factors. The inherent uncertainties of estimating loss reserves are generally greater for reinsurance companies as compared to primary insurers, primarily due to:

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the lapse of time from the occurrence of an event to the reporting of the claim and the ultimate resolution or settlement of the claim;

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the diversity of development patterns among different types of reinsurance treaties; and

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the necessary reliance on the client for information regarding claims.

Our estimation of reserves may be less reliable than the reserve estimations of a reinsurer with a greater volume of business and an established loss history. Our actual losses and loss adjustment expenses paid may deviate substantially from the estimates of our loss reserves and could negatively affect our results of operations. If our loss reserves are later found to be inadequate, we would increase our loss reserves with a corresponding reduction in our net income and capital in the period in which we identify the deficiency, and such a reduction would also negatively affect our results of operations. If our losses and loss adjustment expenses greatly exceed our loss reserves, our financial condition may be significantly and negatively affected.

The property and casualty reinsurance market may be affected by cyclical trends.

We write reinsurance in the property and casualty markets, which tend to be cyclical in nature. Ceding company underwriting results, prevailing general economic and market conditions, liability retention decisions of companies and ceding companies and reinsurance premium rates each influence the demand for property and casualty reinsurance. Prevailing prices and available surplus to support assumed business then influence reinsurance supply. Supply may fluctuate in response to changes in return on capital realized in the reinsurance industry, the frequency and severity of losses and prevailing general economic and market conditions.

Continued increases in the supply of reinsurance may have consequences for the reinsurance industry generally and for us, including lower premium rates, increased expenses for customer acquisition and retention, less favorable policy terms and conditions and/or lower premium volume. Furthermore, unpredictable developments, including courts granting increasingly larger awards for certain damages, increases in the frequency of natural disasters (such as hurricanes, windstorms, tornados, earthquakes, wildfires and floods), fluctuations in interest rates, changes in the investment environment that affect market prices of investments and inflationary pressures, affect the industry’s profitability. The effects of cyclicality could significantly and negatively affect our financial condition and results of operations.

Our property and property catastrophe reinsurance operations will make us vulnerable to losses from catastrophes and may cause our results of operations to vary significantly from period to period.

Our reinsurance operations expose us to claims arising out of unpredictable catastrophic events, such as hurricanes, hailstorms, tornados, windstorms, earthquakes, floods, fires, explosions, and other natural or man-made disasters. The incidence and severity of catastrophes are inherently unpredictable but the loss experience of property catastrophe reinsurers has been generally characterized as low frequency and high severity. Claims from catastrophic events could reduce our earnings and cause substantial volatility in our results of operations for any fiscal quarter or year and adversely affect our financial condition. Corresponding reductions in our surplus levels could impact our ability to write new reinsurance policies.

Catastrophic losses are a function of the insured exposure in the affected area and the severity of the event. Because accounting standards do not permit reinsurers to reserve for catastrophic events until they occur, claims from catastrophic events could cause substantial volatility in our financial results for any fiscal quarter or year and could significantly and negatively affect our financial condition and results of operations.

We could face unanticipated losses from war, terrorism, and political unrest, and these or other unanticipated losses could have a material adverse effect on our financial condition and results of operations.

Like other reinsurers, we face potential exposure to large, unexpected losses resulting from man-made catastrophic events, such as acts of war, acts of terrorism and political instability. These risks are inherently unpredictable and recent events may indicate that the frequency and severity of these types of losses may increase. It is difficult to predict the timing of these events or to estimate the amount of loss that any given occurrence will generate. To the extent that losses from these risks occur, our financial condition and results of operations could be significantly and negatively affected.

We depend on our clients’ evaluations of the risks associated with their insurance underwriting, which may subject us to reinsurance losses.

In the proportional reinsurance business, in which we assume an agreed percentage of each underlying insurance contract being reinsured, or quota share contracts, we do not separately evaluate each of the original individual risks assumed under these reinsurance contracts. Therefore, we are largely dependent on the original underwriting decisions made by ceding companies. We are subject to the risk that the clients may not have adequately evaluated the insured risks and that the premiums ceded may not adequately compensate us for the risks we assume. We also do not separately evaluate each of the individual claims made on the underlying insurance contracts under quota share arrangements. Therefore, we are dependent on the original claims decisions made by our clients.

Changing climate conditions may adversely affect our financial condition, profitability or cash flows.

Climate change, to the extent it produces extreme changes in temperatures and changes in weather patterns, could impact the frequency or severity of weather events and wildfires. Further, it could impact the affordability and availability of homeowners insurance, which could have an impact on pricing. Changes in weather patterns could also affect the frequency and severity of other natural catastrophe events to which we may be exposed. The occurrence of these events would significantly and negatively affect our financial condition and results of operations.

Operational risks, including human or systems failures, are inherent in our business.

Operational risks and losses can result from, among other things, fraud, errors, failure to document transactions properly or to obtain proper internal authorization, failure to comply with regulatory requirements, information technology failures or external events.

We believe that our modeling, underwriting and information technology and application systems are critical to our business and our growth prospects. Moreover, we rely on our information technology and application systems to further our underwriting process and to enhance our ability to compete successfully. A major defect or failure in our internal controls or information technology and application systems could result in management distraction, harm to our reputation or increased expenses.

The effect of emerging claim and coverage issues on our business is uncertain.

As industry practices and legal, judicial and regulatory conditions change, unexpected issues related to claims and coverage may emerge. It is possible that certain provisions of our future reinsurance contracts, such as limitations or exclusions from coverage or choice of forum, may be difficult to enforce in the manner we intend, due to, among other things, disputes relating to coverage and choice of legal forum. These issues may adversely affect our business by either extending coverage beyond the period that we intended or by increasing the number or size of claims. In some instances, these changes may not manifest themselves until many years after we have issued insurance or reinsurance contracts that are affected by these changes. As a result, we may not be able to ascertain the full extent of our liabilities under our insurance or reinsurance contracts for many years following the issuance of our contracts. The effects of unforeseen development or substantial government intervention could adversely impact our ability to adhere to our goals.

We are required to maintain sufficient collateral accounts, which could significantly and negatively affect our ability to implement our business strategy.

We are not licensed or admitted as a reinsurer in any jurisdiction other than the Cayman Islands. Certain jurisdictions, including the United States, do not permit insurance companies to take credit for reinsurance obtained from unlicensed or non-admitted insurers on their statutory financial statements unless appropriate security measures are implemented. Consequently, we must continue to maintain sufficient funds in escrow accounts to serve as collateral for our reinsurance contracts. Because we intend to continue to utilize our funds (rather than utilizing the credit markets) to serve as collateral for our reinsurance obligations, we may not be able to fully utilize our capital to expand our reinsurance coverage as rapidly as other reinsurers.

The inability to obtain business provided from brokers could adversely affect our business strategy and results of operations.

We anticipate that a substantial portion of our business will be placed primarily through brokered transactions, which involve a limited number of reinsurance brokers. If we are unable to identify and grow the brokered business provided through one or more of these reinsurance brokers, many of whom may not be familiar with our Cayman Islands jurisdiction, this failure could significantly and negatively affect our business and results of operations.

The involvement of reinsurance brokers may subject us to their credit risk.

As a standard practice of the reinsurance industry, reinsurers frequently pay amounts owed on claims under their policies to reinsurance brokers, and these brokers, in turn, remit these amounts to the ceding companies that have reinsured a portion of their liabilities with the reinsurer. In some jurisdictions, if a broker fails to make such a payment, the reinsurer might remain liable to the client for the deficiency notwithstanding the broker’s obligation to make such payment. Conversely, in certain jurisdictions, when the client pays premiums for policies to reinsurance brokers for payment to the reinsurer, these premiums are considered to have been paid and the client will no longer be liable to the reinsurer for these premiums, whether or not the reinsurer has actually received them. Consequently, we assume a degree of credit risk associated with the brokers that we do business with.

We may be unable to purchase reinsurance for the liabilities we reinsure, and if we successfully purchase such reinsurance, we may be unable to collect, which could adversely affect our business, financial condition and results of operations.

Retrocessional coverage (reinsurance for the liabilities we reinsure) may not always be available to us. From time to time, we expect that we will purchase retrocessional coverage for our own account in order to mitigate the effect of a potential concentration of losses upon our financial condition. The insolvency or inability or refusal of a reinsurer of reinsurance to make payments under the terms of its agreement with us could have an adverse effect on us because we remain liable to our client. From time to time, market conditions have limited, and in some cases have prevented, reinsurers from obtaining the types and amounts of retrocession that they consider adequate for their business needs. Accordingly, we may not be able to obtain our desired amounts of retrocessional coverage or negotiate terms that we deem appropriate or acceptable or obtain retrocession from entities with satisfactory creditworthiness. Our failure to establish adequate retrocessional arrangements or the failure of our retrocessional arrangements to protect us from overly concentrated risk exposure could significantly and negatively affect our business, financial condition and results of operations.

U.S. and global economic downturns could harm our business, our liquidity and financial condition and the price of our securities.

Weak economic conditions may adversely affect (among other aspects of our business) the demand for and claims made under our products, the ability of customers, counterparties and others to establish or maintain their relationships with us, our ability to access and efficiently use internal and external capital resources and our investment performance. Volatility in the U.S. and other securities markets may adversely affect our investment portfolio and our resulting results of operations.

Our ability to implement our business strategy could be delayed or adversely affected by Cayman Islands employment restrictions.

Under Cayman Islands law, persons who are not Caymanian, do not possess Caymanian status, or are not otherwise entitled to reside and work in the Cayman Islands pursuant to provisions of the Immigration Law (2015 Revision) of the Cayman Islands, which we refer to as the Immigration Law, may not engage in any gainful occupation in the Cayman Islands without an appropriate governmental work permit. The failure to obtain work permits, or extensions thereof, for our employees could prevent us from continuing to implement our business strategy.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we may collect and store sensitive data, including proprietary business, in our data centers and on our networks. The secure processing,maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, disrupt our operations, and damage our reputation, which could adversely affect our business, revenues and competitive position.

If we lose or are unable to retain our senior management and other key personnel and are unable to attract qualified personnel, our ability to implement our business strategy could be delayed or hindered, which, in turn, could significantly and negatively affect our business.

Although we only employ three individuals, two of whom are members of senior management, our future success depends to a significant extent on the efforts of our senior management and other key personnel (who have not yet been hired) to implement our business strategy. We believe there are only a limited number of available, qualified executives with substantial experience in our industry. In addition, we will need to add personnel, including underwriters, to implement our business strategy. We could face challenges attracting personnel to the Cayman Islands. Accordingly, the loss of the services of one or more of the members of our senior management or other key personnel (when hired), or our inability to hire and retain other key personnel, could delay or prevent us from fully implementing our business strategy and, consequently, significantly and negatively affect our business.

We do not currently maintain key man life insurance with respect to any of our senior management. If any member of senior management dies or becomes incapacitated, or leaves the Company to pursue employment opportunities elsewhere, we would be solely responsible for locating an adequate replacement for such senior management and for bearing any related cost. To the extent that we are unable to locate an adequate replacement or are unable to do so within a reasonable period of time, our business may be significantly and negatively affected.

There are differences under Cayman Islands corporate law and Delaware corporate law with respect to interested party transactions which may benefit certain of our shareholders at the expense of other shareholders.

Under Cayman Islands corporate law, a director may vote on a contract or transaction where the director has an interest as a shareholder, director, officer or employee provided such interest is disclosed. None of our contracts will be deemed to be void because any director is an interested party in such transaction and interested parties will not be held liable for monies owed to the company. In contracts, under Delaware law, interested party transactions are potentially voidable.

Risks Relating to Insurance and Other Regulations

Any suspension or revocation of our reinsurance license would materially impact our ability to do business and implement our business strategy.

Oxbridge Reinsurance Limited is licensed as an insurer only in the Cayman Islands by the CIMA, and we do not intend to obtain a license in any other jurisdiction. The suspension or revocation of our license to do business as a reinsurance company in the Cayman Islands for any reason would mean that we would not be able to enter into any new reinsurance contracts until the suspension ended or we became licensed in another jurisdiction. Any such suspension or revocation of our license would negatively impact our reputation in the reinsurance marketplace and could have a material adverse effect on our results of operations.

As a regulated insurance company, Oxbridge Reinsurance Limited is subject to the supervision of CIMA and CIMA may at any time direct Oxbridge Reinsurance Limited, in relation to a policy, a line of business or the entire business, to cease or refrain from committing an act or pursing a course of conduct and to perform such acts as in the opinion of CIMA are necessary to remedy or ameliorate the situation.

Furthermore, in certain circumstances, including when CIMA is of the opinion that:

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a licensee either is or appears to be likely to become unable to meet its obligations as they fall due;

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a licensee is carrying on its business in a manner which is seen as detrimental to the general public interest or to the interests of its creditors or policy holders;

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the activities of any member of the licensee’s insurance group are detrimental to those interests of the licensee’s creditors, as well as its policy holders;

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a licensee has contravened the Law or the Money Laundering Regulations (2015 Revision) of the Cayman Islands;

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the licensee has failed to comply with a condition of its license such as maintaining a margin of solvency as prescribed by CIMA;

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the direction and/or management of the licensee’s business has not been conducted in a fit and proper manner;

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a director, manager or officer of the licensee’s business is not someone who would qualify or be seen as a person suitable to hold the respective position;

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any person who is either holding or acquiring control or ownership of the licensee is not a fit and proper person to have such control or ownership;

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the licensee has ceased to carry on business; or

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the licensee is placed in liquidation or is dissolved;

CIMA may take one of a number of steps, including:

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requiring the licensee to take steps to rectify the matter;

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suspending the license of the licensee pending a full inquiry into the licensee’s affairs;

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revoking the license;

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imposing conditions upon the licensee in terms of decisions made by it, including the suspension of voting rights or nullification of votes cast by it, and amending or revoking any such condition;

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requiring the substitution or removal of any director, manager or officer of the licensee, at the expense of the licensee;

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appointing a person to advise the licensee on the proper conduct of its affairs, at the expense of the licensee;

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appointing a person to assume control of the licensee’s affairs; or

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otherwise requiring such action to be taken by the licensee as CIMA considers necessary.

Failures to comply with a direction given by CIMA may be punishable by a fine of up to five hundred thousand Cayman Islands dollars (US$609,756.10 based on the Cayman Islands’ pegged exchange rate of CI$0.82 per US$1.00 as of March 12, 2018 or imprisonment for a term of five years or both, and a fine of an additional ten thousand Cayman Islands dollars (US$12,195.12) for every day after conviction on which the offense so continues.

Our reinsurance subsidiary is subject to minimum capital and surplus requirements, and our failure to meet these requirements could subject us to regulatory action.

Pursuant to the Capital and Solvency Regulations, Oxbridge Reinsurance Limited, our reinsurance subsidiary, is required to maintain the statutory minimum capital requirement (as defined under the Capital and Solvency Regulations) of $500 and prescribed capital requirement (as defined under the Capital and Solvency Regulations) of $500, and a minimum margin of solvency equal to or in excess of the total prescribed capital requirement. Any failure to meet the applicable requirements or minimum statutory capital requirements could subject us to further examination or corrective action by CIMA, including restrictions on dividend payments, limitations on our writing of additional business or engaging in finance activities, supervision or liquidation.

As a holding company, we will depend on the ability of our subsidiaries to pay dividends.

We are a holding company and do not have any significant operations or assets other than our ownership of the shares of our subsidiary Oxbridge Reinsurance Limited. Dividends and other permitted distributions from our subsidiaries will be our primary source of funds to meet ongoing cash requirements, including future debt service payments, if any, and other expenses, and to pay dividends to our shareholders if we choose to do so. Our subsidiaries will be subject to applicable law as well as significant regulatory restrictions limiting their ability to declare and pay dividends. The inability of our subsidiaries to pay dividends in an amount sufficient to enable us to meet our cash requirements at the holding company level could have an adverse effect on our operations and our ability to pay dividends to our shareholders if we choose to do so and/or meet our debt service obligations, if any.

We are subject to the risk of possibly becoming an investment company under U.S. federal securities law.

In the United States, the Investment Company Act of 1940, as amended (the “Investment Company Act”), regulates certain companies that invest in or trade securities. We rely on an exemption under the Investment Company Act for an entity organized and regulated as a foreign insurance company which is engaged primarily and predominantly in the reinsurance of risks on insurance agreements. The law in this area is subjective and there is a lack of guidance as to the meaning of ‘‘primarily and predominantly’’ under the relevant exemption to the Investment Company Act. For example, there is no standard for the amount of premiums that need to be written relative to the level of an entity’s capital in order to qualify for the exemption. If this exception were deemed inapplicable, we would have to seek to register under the Investment Company Act as an investment company, which, under the Investment Company Act, would require an order from the SEC. Our inability to obtain such an order could have a significant adverse impact on our business, as we might have to cease certain operations or risk substantial penalties for violating the Investment Company Act.

Registered investment companies are subject to extensive, restrictive and potentially adverse regulation relating to, among other things, capital structure, leverage, management, dividends and transactions with affiliates. Registered investment companies are not permitted to operate their business in the manner in which we operate (and intend to operate) our business. Specifically, if we were required to register under the Investment Company Act, provisions of the Investment Company Act would limit (and in some cases even prohibit) our ability to raise additional debt and equity securities or issue options or warrants (which could impact our ability to compensate key employees), limit our ability to use financial leverage, limit our ability to incur indebtedness, and require changes to the composition of our Board of Directors. Provisions of the Investment Company Act would also prohibit (subject to certain exceptions) transactions with affiliates. Accordingly, if we were required to register as an investment company, we would not be permitted to have many of the relationships that we have or expect that we may have with affiliated companies.

If at any time it were established that we had been operating as an investment company in violation of the registration requirements of the Investment Company Act, there would be a risk, among other material adverse consequences, that we could become subject to monetary penalties or injunctive relief, or both, or that we would be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with us undertaken during the period in which it was established that we were an unregistered investment company.

To the extent that the laws and regulations change in the future so that contracts we write are deemed not to be reinsurance contracts, we will be at greater risk of not qualifying for the Investment Company Act exemption. Additionally, it is possible that our classification as an investment company would result in the suspension or revocation of our reinsurance license.

Insurance regulations to which we are, or may become, subject, and potential changes thereto, could have a significant and negative effect on our business.

Although we do not presently expect that we will conduct business in any jurisdiction other than the Cayman Islands, we cannot assure you that insurance regulators in the United States or elsewhere will not review our activities and claim that we are subject to such jurisdiction’s insurance licensing requirements. In addition, we are subject to indirect regulatory requirements imposed by jurisdictions that may limit our ability to provide reinsurance. For example, our ability to write reinsurance may be subject, in certain cases, to arrangements satisfactory to applicable regulatory bodies, and proposed legislation and regulations may have the effect of imposing additional requirements upon, or restricting the market for, non-U.S. reinsurers such as Oxbridge Reinsurance Limited, with whom domestic companies may place business. We do not know of any such proposed legislation pending at this time.

Furthermore, we may not be able to comply fully with, or obtain desired exemptions from, revised statutes, regulations and policies that currently, or may in the future, govern the conduct of our business. Failure to comply with, or to obtain desired authorizations and/or exemptions under, any applicable laws could result in restrictions on our ability to do business or undertake activities that are regulated in the jurisdiction in which operate and could subject us to fines and other sanctions. In addition, changes in the laws or regulations to which our reinsurance subsidiary is subject or may become subject, or in the interpretations thereof by enforcement or regulatory agencies, could have a material adverse effect on our business, our business plans, and our growth strategy.

We will likely be exposed to credit risk due to the possibility that counterparties may default on their obligations to us.

Due to our investments in our portfolio, we are exposed to credit risk due to the possibility that counterparties may default on their obligations to us. Issuers or borrowers whose securities or debt we hold, customers, reinsurers, clearing agents, exchanges, clearing houses and other financial intermediaries and guarantors may default on their obligations to us due to bankruptcy, insolvency, lack of liquidity, adverse economic conditions, operational failure, fraud or other reasons. Such defaults could have a significant and negative effect on our results of operations, financial condition and cash flows.

Risks Relating to our Securities

Provisions of our Third Amended and Restated Memorandum and Articles of Association (“Articles”) could adversely affect the value of our securities.

Our Articles permit our Board of Directors to allot, issue, grant options over or otherwise dispose of further shares (including fractions of such share) with or without preferred, deferred or other rights or restrictions, whether in regard to dividend or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they consider appropriate. Accordingly, our Board of Directors may authorize the issuance of preferred shares with terms and conditions and under circumstances that could have an effect of discouraging a takeover or other transaction, deny shareholders the receipt of a premium on their ordinary shares in the event of a tender or other offer for ordinary shares and have a depressive effect on the value of our ordinary shares.

Provisions of the Companies Law of the Cayman Islands could prevent a merger or takeover of our company.

As compared to mergers under corporate law in the United States, it may be more difficult to consummate a merger of two or more companies in the Cayman Islands or the merger of one or more Cayman Islands companies with one or more overseas companies, even if such transaction would be beneficial to our shareholders. The Companies Law of the Cayman Islands, as amended (the “Companies Law”), permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors (representing 75% by value) with whom the arrangement is to be made and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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the statutory provisions as to the required majority vote have been met;

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the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

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the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but such objection is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of certain corporations incorporated in the United States, including Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Holders of our securities may have difficulty obtaining or enforcing a judgment against us, and they may face difficulties in protecting their interests because we are incorporated under Cayman Islands law.

Because we are a Cayman Islands company, there is uncertainty as to whether the Grand Court of the Cayman Islands would recognize or enforce judgments of United States courts obtained against us predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in the Cayman Islands against us predicated upon the securities laws of the United States or any state thereof.

We are incorporated as an exempted company limited by shares under the Companies Law. A significant amount of our assets are located outside of the United States. As a result, it may be difficult for persons purchasing our securities to effect service of process within the United States upon us or to enforce judgments against us or judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States or any state of the United States.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will, based on the principle that a judgment by a competent foreign court will impose upon the judgment debtor an obligation to pay the sum for which judgment has been given, recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, not in respect of taxes or a fine or penalty if not inconsistent with a Cayman Islands judgment in respect of the same matters, and was not obtained in a manner, and is not of a kind, the enforcement of which is contrary to the public policy of the Cayman Islands. There is doubt, however, as to whether the courts of the Cayman Islands will, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Furthermore, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

Unlike many jurisdictions in the United States, Cayman Islands law does not specifically provide for shareholder appraisal rights on a merger or consolidation of an entity. This may make it more difficult for shareholders to assess the value of any consideration they may receive in a merger or consolidation or to require that the offeror give a shareholder additional consideration if he believes the consideration offered is insufficient. In addition, shareholders of Cayman Islands exempted companies such as ours have no general rights under Cayman Islands law to inspect corporate records and accounts. Our directors have discretion under our Articles to determine whether or not, and under what conditions, the corporate records may be inspected by shareholders, but are not obligated to make them available to shareholders. This fact may make it more difficult for shareholders to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. Finally, subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against our Board of Directors.

Provisions of our Articles may reallocate the voting power of our ordinary shares.

In certain circumstances, the total voting power of our ordinary shares held by any one person will be reduced to less than 9.9% of the total voting power of the total issued and outstanding ordinary shares. In the event a holder of our ordinary shares acquires shares representing 9.9% or more of the total voting power of our total ordinary shares, there will be an effective reallocation of the voting power of the ordinary shares as described in the Articles.

We are an “emerging growth company” and we cannot be certain whether the reduced disclosure requirements and relief from certain other significant obligations that are applicable to emerging growth companies will make our securities less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, less extensive disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements to hold a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved and an extended transition period for complying with new or revised accounting standards. This may make comparison of our financial statements with any other public company that is either not an emerging growth company or is an emerging growth company that has opted out of using the extended transition period difficult, as different or revised standards may be used by such companies. We cannot predict if investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the price of our securities may be more volatile.

Risks Relating to Taxation

We may become subject to taxation in the Cayman Islands which would negatively affect our results.

Under current Cayman Islands law, we are not obligated to pay any taxes in the Cayman Islands on either income or capital gains. The Governor-in-Cabinet of Cayman Islands has granted us an exemption from the imposition of any such tax on us for twenty years from April 23, 2013. We cannot be assured that after such date we would not be subject to any such tax. If we were to become subject to taxation in the Cayman Islands, our financial condition and results of operations could be significantly and negatively affected.

We may be subject to United States federal income taxation.

We are incorporated under the laws of the Cayman Islands and intend to operate in a manner that will not cause us to be treated as engaging in a United States trade or business and will not cause us to be subject to current United States federal income taxation on our income. However, because there are no definitive standards provided by the Internal Revenue Code of 1986, as amended (the “Code”), regulations or court decisions as to the specific activities that constitute being engaged in the conduct of a trade or business within the United States, and as any such determination is essentially factual in nature, we cannot assure you that the United States Internal Revenue Service, or the IRS, will not successfully assert that we are engaged in a trade or business in the United States and thus are subject to current United States federal income taxation.

We may be treated as a PFIC, in which case a U.S. holder of our ordinary shares should be subject to disadvantageous rules under U.S. federal income tax laws.

Significant potential adverse United States federal income tax consequences generally apply to any United States person who owns shares in a “passive foreign investment company”, or PFIC. In general, a non-U.S. corporation is classified as a PFIC for a taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to certain look-through rules, either (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average quarterly value of its gross assets is attributable to assets that produce passive income or are held for the production of passive income. In general, either of Oxbridge Re Holdings Limited or Oxbridge Reinsurance Limited would be deemed to be a PFIC for a taxable year if 75% or more of its income constitutes ‘‘passive income’’ or 50% or more of its assets produce ‘‘passive income.’’

Passive income generally includes interest, dividends and other investment income but does not include income derived in the active conduct of an insurance business by a corporation predominantly engaged in an insurance business. This exception for insurance companies is intended to ensure that a bona fide insurance company’s income is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. We believe that we are currently operating and intend to continue operating our business with financial reserves at a level that should not cause us to be deemed PFICs, although we cannot assure you the IRS will not successfully challenge this conclusion. In addition, sufficient risk must be transferred under an insurance company’s contracts with its insureds in order to qualify for the insurance exception. Whether our insurance contracts possess adequate risk transfer for purposes of determining whether income under our contracts is insurance income, and whether we are predominantly engaged in the insurance business, are subjective in nature and there is very little authority on these issues. We cannot assure you that the IRS will not successfully challenge the level of risk transfer under our reinsurance contracts for purposes of the insurance company exception, nor can we cannot assure you that the IRS will not successfully challenge our interpretation of the scope of the active insurance company exception and our qualification for the exception. Further, the IRS may issue regulatory or other guidance that causes us to fail to qualify for the active insurance company exception on a prospective or retroactive basis. Therefore, we cannot assure you that we will satisfy the exception for insurance companies and will not be treated as PFICs currently or in the future. Although we do not expect that we were a PFIC in 2017, nor do we expect to be a PFIC in 2017 or thereafter, no assurance can be provided in that regard or as to our status in future years. If you are a United States person, we advise you to consult your own tax advisor concerning the potential tax consequences to you under the PFIC rules.

We may be treated as a CFC and may be subject to the rules for related person insurance income, and in either case this may subject a U.S. holder of our ordinary shares to disadvantageous rules under U.S. federal income tax laws.

Controlled Foreign Corporation. United States persons who, directly or indirectly or through attribution rules, own 10% or more of our ordinary shares, which we refer to as United States 10% shareholders, may be subject to the controlled foreign corporation, or CFC, rules. Under the controlled foreign corporation rules of the Code, each United States 10% shareholder must annually include his pro rata share of the controlled foreign corporation’s ‘‘subpart F income,’’ even if no distributions are made. In general, a foreign insurance company will be treated as a controlled foreign corporation only if United States 10% shareholders collectively own more than 25% of the total combined voting power or total value of the company’s shares for an uninterrupted period of 30 days or more during any year. We believe that the anticipated dispersion of our ordinary shares among holders and the restrictions placed on transfer, issuance or repurchase of our ordinary shares, will generally prevent shareholders who acquire ordinary shares from being United States 10% shareholders. In addition, because our Articles prevent any person from holding 9.9% or more of the total combined voting power of our shares (whether held directly, indirectly, or constructively), unless such provision is waived by the unanimous consent of our Board of Directors, we believe no persons holding ordinary shares should be viewed as United States 10% shareholders of a CFC for purposes of the CFC rules. We cannot assure you, however, that these rules will not apply to you. If you are a United States person we strongly urge you to consult your own tax advisor concerning the controlled foreign corporation rules.

Related Person Insurance Income. A different definition of CFC is applicable in the case of a foreign corporation which earns “related person insurance income” (“RPII”). RPII is a Code Subpart F insurance income attributable to insurance policies or reinsurance contracts where the person that is directly or indirectly insured or reinsured is a RPII shareholder or a related person to the RPII shareholder. A “RPII shareholder” is a United States person who owns, directly or indirectly through foreign entities, any amount of our ordinary shares. Generally, for purposes of the RPII rules, a related person is someone who controls or is controlled by the RPII shareholder or someone who is controlled by the same person or persons which control the RPII shareholder. Control is measured by either more than 50% in value or more than 50% in voting power of shares after applying certain constructive ownership rules. For purposes of taking into account RPII, and subject to the exceptions described below, Oxbridge Reinsurance Limited will be treated as a CFC if our RPII shareholders collectively own, indirectly, 25% or more of the total combined voting power or value of their respective shares on any day during a taxable year. If Oxbridge Reinsurance Limited is a CFC for an uninterrupted period of at least 30 days during any taxable year under the special RPII rules, any U.S. Holder that owns ordinary shares on the last day of any such taxable year must include in gross income for U.S. federal income tax purposes the U.S. Holder’s allocable share of the RPII of Oxbridge Reinsurance Limited for the entire taxable year, subject to certain modifications. Among other exceptions, the RPII rules do not apply if the insurance company’s RPII, determined on a gross basis, is less than 20% of such respective entity’s gross insurance income for such taxable year. We do not believe that the 20% gross insurance income threshold will be met. However, we cannot assure you that this is or will continue to be the case. Consequently, we cannot assure you that a person who is a direct or indirect United States shareholder will not be required to include amounts in its income in respect of RPII in any taxable year.

United States tax-exempt organizations who own ordinary shares may recognize unrelated business taxable income.

If you are a United States tax-exempt organization you may recognize unrelated business taxable income if a portion of our Code Subpart F insurance income is allocated to you. In general, Code Subpart F insurance income will be allocated to you if we are a CFC as discussed above and you are a United States 10% shareholder or there is related person insurance income and certain exceptions do not apply. Although we do not believe that any United States persons will be allocated Code Subpart F insurance income, we cannot assure you that this will be the case. If you are a United States tax-exempt organization, we advise you to consult your own tax advisor regarding the risk of recognizing unrelated business taxable income.

Changes in United States tax laws may be retroactive and could subject us, and/or United States persons who own ordinary shares to United States income taxation on our undistributed earnings.

The tax laws and interpretations regarding whether a company is engaged in a United States trade or business, is a CFC, has RPII, or is a PFIC are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the PFIC rules to an insurance company and the regulations regarding RPII are still in proposed form. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming from the IRS. We are not able to predict if, when or in what form such guidance will be provided and whether such guidance will have a retroactive effect.

We do not intend to resume paying cash dividends in the foreseeable future.

On November 12, 2017, our board of directors decided to suspend our regular quarterly cash dividend.  The board of directors intends to reconsider in the future the payment of a quarterly cash dividend, but the timing of such reconsideration has not been determined, and there is no intention to resume dividend payments in the foreseeable future, if at all.   Any decision to resume dividend payments will be dependent upon a variety of factors, including the state of our business as well as general market conditions at the time of reconsideration, and there is no assurance that dividend payments will recommence.

ITEM 1B
UNRESOLVED STAFF COMMENTS

The Company has no unresolved written comments regarding its periodic or current reports from the staff of the SEC.

ITEM 2
PROPERTIES

We currently lease office space at Strathvale House building at 90 North Church Street, Georgetown, Grand Cayman. We believe that the Strathvale House office is suitable and sufficient for us to conduct our operations for the foreseeable future.

ITEM 3
LEGAL PROCEEDINGS

We are not currently involved in any litigation or arbitration. We anticipate that, similar to the rest of the insurance and reinsurance industry, we will be subject to litigation and arbitration in the ordinary course of business.

ITEM 4
MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5
MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Ordinary Shares

The following table sets forth the high and low sales price per share of our ordinary shares as reported on The NASDAQ Capital Market for the periods indicated:

	2017		2016
	High	Low	High	Low
First Quarter	$6.90	$5.85	$5.61	$4.52
Second Quarter	$6.68	$5.60	$5.40	$4.81
Third Quarter	$6.00	$4.30	$5.43	$4.81
Fourth Quarter	$4.22	$2.15	$6.00	$4.38

Holders of Record and Tax Information

As of March 5, 2017, there were 19 holders of record of our ordinary shares. There are no current applicable Cayman Islands laws, decrees or regulations relating to restrictions on the import or export of capital or exchange controls affecting remittances of dividends, interest and other payments to non-resident holders of our ordinary shares. There are no existing laws or regulations of the Cayman Islands imposing taxes or containing withholding provisions to which United States holders of our ordinary shares are subject. There are no reciprocal tax treaties between the Cayman Islands and the United States.

Dividend Policy

The declaration and payment of dividends will be at the discretion of our Board of Directors and will depend on our results of operations and cash flows, our financial position and capital requirements, general business conditions, rating agency guidelines (if applicable), any legal, tax, regulatory and contractual restrictions on the payment of dividends, and any other factors considered relevant by our Board of Directors. Our ability to pay dividends will also depend on the requirements of any future financing agreements to which we may be a party and the ability of our reinsurance subsidiary, or other subsidiaries, to pay dividends to us. Although Oxbridge Re Holdings Limited is not subject to any significant legal prohibitions on the payment of dividends, Oxbridge Reinsurance Limited, our reinsurance subsidiary, is subject to Cayman Islands regulatory constraints that affect its ability to pay dividends to us and include a minimum net worth requirement. Currently, the minimum net worth requirement for Oxbridge Reinsurance Limited is $500. As of December 31, 2017, Oxbridge Reinsurance Limited exceeded the minimum requirement. By law, Oxbridge Reinsurance Limited is restricted from paying a dividend if such a dividend would cause its net worth to drop to less than the required minimum.

The following table shows the frequency and amount of all cash dividends declared on our ordinary shares for the two most recent fiscal years.

Declaration Date	Payment Date	Record Date	Per Share Amount
2016
January 20, 2016	March 30, 2016	March 1, 2016	$0.12
May 12, 2016	June 30, 2016	June 20, 2016	$0.12
August 13, 2016	September 30, 2016	September 23, 2016	$0.12
November 12, 2016	December 30, 2016	December 23, 2016	$0.12
2017
January 24, 2017	March 30, 2017	March 17, 2017	$0.12
May 12, 2017	June 30, 2017	June 23, 2017	$0.12
August 12, 2017	September 30, 2017	September 23, 2017	$0.12

On November 12, 2017, the Company’s board of directors decided to suspend the Company’s regular $0.12 quarterly cash dividend. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our Board of Directors may deem relevant.

Unregistered Sales of Equity Securities

There were no sales of unregistered securities during the year ended December 31, 2017.

Use of Proceeds

On March 26, 2014, we closed our initial public offering of 4,884,650 units (the “Units”), with each Unit consisting of one ordinary share and one warrant at a price of $6.00 per Unit. The offer and sale of all of the Units in the initial public offering were registered under the Securities Act of 1933, as amended, pursuant to our Registration Statement on Form S-1, as amended (File No. 333-193577) and subsequent Registration Statement on Form S-1 (File No. 333-194648) pursuant to Rule 462(b), which were declared effective on February 28, 2014 and March 18, 2014, respectively. We received aggregate net proceeds of approximately $26.9 million after deducting commissions and offering expenses. As of December 31, 2017, we used approximately $18 million of the net proceeds of the offering to capitalize our reinsurance subsidiary. The remaining $8.9 million has been used for working capital and share repurchase program of the Company.

Issuer Purchases of Equity Securities

In May 2016, the Company’s Board of Directors authorized a plan to repurchase up to $2,000,000 of the Company’s common shares, inclusive of commissions and fees. The stock repurchase program has been discontinued effective September 30, 2017, as such there no common shares repurchased during the three months ended December 31, 2017.

 Through September 28, 2017, the Company had repurchased an aggregate of 326,413 shares for an aggregate cost of $1,803,568 under the Share Repurchase Program.

ITEM 6
SELECTED FINANCIAL DATA

As a smaller reporting company as defined by Rule 229.10(f)(1) of the Exchange Act, we are not required to provide the information under this item and we have elected to exclude this information as our operating history does not cover the requisite five-year period.

ITEM 7
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to help the reader understand our business, financial condition, results of operations, liquidity and capital resources. You should read this discussion in conjunction with our Consolidated Financial Statements and the related notes contained elsewhere in this Annual Report on Form 10-K for the fiscal year ended December 31, 2017.

This discussion contains forward-looking statements that are not historical facts, including statements about our beliefs and expectations.  These statements are based upon current plans, estimates and projections.  Our actual results may differ materially from those projected in these forward-looking statements as a result of various factors. See “Forward Looking Statements” appearing at the beginning of this Annual Report on Form 10-K and Item 1A, “Risk Factors.”

General

The following is a discussion and analysis of our results of operations for the years ended December 31, 2017 and 2016 and our financial condition as of December 31, 2017 and 2016. The following discussion should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. References to “we,” “us,” “our,” “our company,” or “the Company” refer to Oxbridge Re Holdings Limited and its wholly-owned subsidiaries, Oxbridge Reinsurance Limited and Oxbridge Re NS Ltd., unless the context dictates otherwise.

Overview and Trends

We are a Cayman Islands specialty property and casualty reinsurer that provides reinsurance solutions through our reinsurance subsidiary, Oxbridge Reinsurance Limited. We recently organized a new subsidiary, Oxbridge Re NS Ltd., which was incorporated on December 22, 2017 to facilitate potential future hedging and investment activities with respect to our reinsurance risks, but the subsidiary has not yet commenced operations and has no assets or liabilities. We focus on underwriting fully-collateralized reinsurance contracts primarily for property and casualty insurance companies in the Gulf Coast region of the United States, with an emphasis on Florida. We specialize in underwriting medium frequency, high severity risks, where we believe sufficient data exists to analyze effectively the risk/return profile of reinsurance contracts.

We underwrite reinsurance contracts on a selective and opportunistic basis as opportunities arise based on our goal of achieving favorable long-term returns on equity for our shareholders. Our goal is to achieve long-term growth in book value per share by writing business that generates attractive underwriting profits relative to the risk we bear. Unlike other insurance and reinsurance companies, we do not intend to pursue an aggressive investment strategy and instead will focus our business on underwriting profits rather than investment profits. However, we intend to complement our underwriting profits with investment profits on an opportunistic basis. Our primary business focus is on fully collateralized reinsurance contracts for property catastrophes, primarily in the Gulf Coast region of the United States, with an emphasis on Florida. Within that market and risk category, we attempt to select the most economically attractive opportunities across a variety of property and casualty insurers. As our capital base grows, however, we expect that we will consider further growth opportunities in other geographic areas and risk categories.

Our level of profitability is primarily determined by how adequately our premiums assumed and investment income cover our costs and expenses, which consist primarily of acquisition costs and other underwriting expenses, claim payments and general and administrative expenses. One factor leading to variation in our operational results is the timing and magnitude of any follow-on offerings we undertake (if any), as we are able to deploy new capital to collateralize new reinsurance treaties and consequently, earn additional premium revenue. In addition, our results of operations may be seasonal in that hurricanes and other tropical storms typically occur during the period from June 1 through November 30. Further, our results of operations may be subject to significant variations due to factors affecting the property and casualty insurance industry in general, which include competition, legislation, regulation, general economic conditions, judicial trends, and fluctuations in interest rates and other changes in the investment environment.

Because we employ an opportunistic underwriting and investment philosophy, period-to-period comparisons of our underwriting results may not be meaningful. In addition, our historical investment results may not necessarily be indicative of future performance. Due to the nature of our reinsurance and investment strategies, our operating results will likely fluctuate from period to period.

Due to influx of new risk capital from alternative capital market participants such as hedge funds and pension funds, we believe that the reinsurance industry is currently over-capitalized and will continue in this trend for the foreseeable future. The over-capitalization of the market is not uniform as there are a number of insurers and reinsurers that have suffered and continue to suffer from capacity issues. We continue to assess the opportunities that may be available to us with insurance and reinsurance companies with this profile. If the reinsurance market continues to soften, our strategy is to reduce premium writings rather than accept mispriced risk and conserve our capital for a more opportune environment. Significant rate increases could occur if financial and credit markets experience adverse shocks that result in the loss of capital of insurers and reinsurers, or if there are major catastrophic events, especially in North America. The persistent low interest rate environment has reduced the earnings of many insurance and reinsurance companies and we believe that the continuation of low interest rates, coupled with the reduction of prior years' reserve redundancies, could cause the industry to adopt overall higher pricing.

Recent Developments in 2017

On November 12, 2017, the Company’s board of directors decided to suspend the Company’s regular $0.12 quarterly cash dividend, with the suspension to commence with the dividend that would have otherwise been payable for the third quarter of 2017.  The board of directors intends to reconsider in the future the payment of a quarterly cash dividend, but the timing of such reconsideration has not been determined, and there is no intention to resume dividend payments in the foreseeable future, if at all.   Any decision to resume dividend payments will be dependent upon a variety of factors, including the state of the Company’s business as well as general market conditions at the time of reconsideration, and there is no assurance that dividend payments will recommence.

Additionally, and in recognition of its dividend suspension, the Company had decided to suspend the payment of non-employee director fees, effective October 1, 2017, which had been $30,000 per director per annum, and such fee suspension will continue until otherwise determined by the board of directors.

PRINCIPAL REVENUE AND EXPENSE ITEMS

Revenues

We derive our revenues from two principal sources:

●           premiums assumed from reinsurance on property and casualty business; and

●           income from investments.

Premiums assumed include all premiums received by a reinsurance company during a specified accounting period, even if the policy provides coverage beyond the end of the period. Premiums are earned over the term of the related policies. At the end of each accounting period, the portion of the premiums that are not yet earned are included in the unearned premiums reserve and are realized as revenue in subsequent periods over the remaining term of the policy. Our policies typically have a term of twelve months. Thus, for example, for a policy that is written on July 1, 2017, typically one-half of the premiums will be earned in 2017 and the other half will be earned during 2018. However, in the event of limit losses on our policies, as we have experienced during the quarter ended September 30, 2017, premium recognition has been accelerated to match losses incurred in the period, when there is no possibility of any future treaty-year losses under the contracts.

Premiums from reinsurance on property and casualty business assumed are directly related to the number, type and pricing of contracts we write.

Premiums assumed are recorded net of change in loss experience refund, which consists of changes in amounts due to the cedants under two of our reinsurance contracts. These contracts contain retrospective provisions that adjust premiums in the event losses are minimal or zero. We recognize a liability pro-rata over the period in which the absence of loss experience obligates us to refund premiums under the contracts, and we will derecognize such liability in the period in which a loss experience arises. The change in loss experience refund is negatively correlated to loss and loss adjustment expenses described below.

Income from our investments is primarily comprised of interest income, dividends and net realized gains on investment securities. Such income is primarily from the Company’s investments, which includes investments held in trust accounts that collateralize the reinsurance policies that we write. The investment parameters for trust accounts are generally be established by the cedant for the relevant policy.

Expenses

Our expenses consist primarily of the following:

●           losses and loss adjustment expenses;

●           policy acquisition costs and underwriting expenses; and

●           general and administrative expenses.

Loss and loss adjustment expenses are a function of the amount and type of reinsurance contracts we write and of the loss experience of the underlying coverage. As described below, loss and loss adjustment expenses are based on the claims reported by our Company’s ceding insurers, and may include an actuarial analysis of the estimated losses, including losses incurred during the period and changes in estimates from prior periods. Depending on the nature of the contract, loss and loss adjustment expenses may be paid over a period of years.

Policy acquisition costs and underwriting expenses consist primarily of brokerage fees, ceding commissions, premium taxes and other direct expenses that relate to our writing of reinsurance contracts. We amortize deferred acquisition costs over the related contract term.

General and administrative expenses consist of salaries and benefits and related costs, including costs associated with our professional fees, rent and other general operating expenses consistent with operating as a public company.

RESULTS OF OPERATIONS

The following table summarizes our results of operations for the years ended December 31, 2017 and 2016 (dollars in thousands, except per share amounts):

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARY
Consolidated Statements of Income
(expressed in thousands of U.S. Dollars, except per share and share amounts)

	Years Ended December 31,
	2017	2016
Revenue
Assumed premiums	$18,263	15,065
Premiums ceded	(880)	-
Change in loss experience refund payable	1,335	883
Change in unearned premiums reserve	4,849	2,110

Net premiums earned	23,567	18,058
Net realized investment (losses) gains	(138)	554
Net investment income	412	450

Total revenue	23,841	19,062

Expenses
Losses and loss adjustment expenses	42,427	14,775
Policy acquisition costs and underwriting expenses	681	286
General and administrative expenses	1,325	1,420

Total expenses	44,433	16,481

Net (loss) income	$(20,592)	2,581

Basic (loss) earnings per share	$(3.55)	0.43

Diluted (loss) earnings per share	$(3.55)	0.43

Weighted-average shares outstanding
Basic and Diluted	5,808,354	6,022,985

Dividends paid per share	$0.36	0.48

Performance ratios to net premiums earned:
Loss ratio	180.0%	81.8%
Acquisition cost ratio	2.9%	1.6%
Expense ratio	8.5%	9.4%
Combined ratio	188.5%	91.3%

Comparison of the Year Ended December 31, 2017 to Year Ended December 31, 2016

General. Net loss for the year ended December 31, 2017 was $20.6 million or ($3.55) per basic and diluted loss per share compared to a net income of $2.6 million or $0.43 per basic and diluted earnings per share for the year ended December 31, 2016. The significant decrease is wholly due to the triggering during the third quarter of 2017 of limit losses on all our reinsurance contracts, due to the individual and collective impact of Hurricane Harvey, Hurricane Irma and Hurricane Maria on our book of business, compared with nominal loss and loss adjustment expenses during the prior fiscal year.

Premium Income. Net premiums earned typically reflects the pro-rata inclusion into income of premiums assumed (net of loss experience refund and premiums ceded) over the life of the reinsurance contracts. However, given the limit losses experienced on all our reinsurance contracts during the year ended December 31, 2017, premiums recognition has not been deferred through the remaining lives of those contracts and have been accelerated into 2017, as there is no possibility of any future treaty-year losses under such contracts.

Net premiums earned for the year ended December 31, 2017 increased $5.5 million, to $23.6 million, from $18.1 million for the year ended December 31, 2016. The increase is due to both the higher deployment of capital during 2017, and consequentially higher premiums, as well as the acceleration of premium recognition due to full limit losses being incurred on all of our reinsurance contracts during the year ended December 31, 2017.

Losses Incurred. Losses incurred for the year ended December 31, 2017 increased $27.6 million to $42.4 million, from $14.8 million for the year ended December 31, 2016. The increase is wholly due to the triggering of limit losses on all of our reinsurance contracts, due to the individual and collective impact of Hurricane Harvey, Hurricane Irma and Hurricane Maria on our book of business, as well as adverse development on prior year claims, compared with nominal loss and loss adjustment expenses during the prior fiscal year.

Policy Acquisition Costs and Underwriting Expenses. Acquisition costs represent the amortization of the brokerage fees and federal excise taxes incurred on reinsurance contracts placed.  Policy acquisition costs and underwriting expenses for the year ended December 31, 2017 increased by $395 thousand, to $681 thousand from $286 thousand for the year ended December 31, 2016. The increase is due both to the higher policy acquisition costs resulting from more capital deployed, as well as the acceleration of premium recognition as mentioned above, and the resulting acceleration of policy acquisition costs.

General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2017 decreased marginally by $95 thousand. The decrease is not considered material.

MEASUREMENT OF RESULTS

We use various measures to analyze the growth and profitability of business operations. For our reinsurance business, we measure growth in terms of premiums assumed and we measure underwriting profitability by examining our loss, underwriting expense and combined ratios. We analyze and measure profitability in terms of net income and return on average equity.

Premiums Assumed. We use gross premiums assumed to measure our sales of reinsurance products. Gross premiums assumed also correlates to our ability to generate net premiums earned. See also the analysis above relating to the growth in premiums assumed.

Loss Ratio. The loss ratio is the ratio of losses and loss adjustment expenses incurred to premiums earned and measures the underwriting profitability of our reinsurance business. The loss ratio increased from 81.8% for the year ended December 31, 2016 to 180% for the year ended December 31, 2017. The increase is due to the multiple limit losses suffered during year ended December 31, 2017, partially offset by a higher denominator in net premiums earned, when compared with the prior fiscal year.

Acquisition Cost Ratio. The acquisition cost ratio is the ratio of policy acquisition costs and other underwriting expenses to net premiums earned. The acquisition cost ratio measures our operational efficiency in producing, underwriting and administering our reinsurance business. The acquisition cost ratio increased from 1.6% for the year ended December 31, 2016 to 2.9% for the year ended December 31, 2017. The increase is due wholly to the acceleration of acquisition costs recognition mentioned earlier, more than offset by a larger denominator in net premiums earned, when compared with prior fiscal year.

Expense Ratio. The expense ratio is the ratio of policy acquisition costs, other underwriting expenses and general and administrative expenses to net premiums earned. We use the expense ratio to measure our operating performance. The expense ratio decreased from 9.4% for the year ended December 31, 2016 to 8.5% for the year ended December 31, 2017. The decrease is due wholly to a significant increase in net premiums earned partially offset by increased policy acquisition costs as recorded during the year ended December 31, 2017, when compared with the prior fiscal year.

Combined Ratio. We use the combined ratio to measure our underwriting performance. The combined ratio is the sum of the loss ratio and the expense ratio. If the combined ratio is at or above 100%, we are not underwriting profitably and may not be profitable. The combined ratio increased from 91.3% for the year ended December 31, 2016 to 188.5% for the year ended December 31, 2017 The increase in the combined ratio is due to a significantly higher loss ratio during year ended December 31, 2017 as mentioned above, when compared with the prior fiscal year.

FINANCIAL CONDITION – DECEMBER 31, 2017 COMPARED TO DECEMBER 31, 2016

Restricted Cash and Cash Equivalents. As of December 31, 2017, our restricted cash and cash equivalents decreased by $20.3 million, or 87%, to $3.1 million, from $23.4 million as of December 31, 2016. The decrease is the net result of premium receipts and collateral deposits, more than offset by collateral returned on the expiration of reinsurance contracts, coupled with withdrawals by the cedants for settlement of losses under the reinsurance contracts during the year ended December 31, 2017.

Investments. As of December 31, 2017, our available for sale securities decreased by $4.5 million, or 41%, to $6.5 million, from $11 million as of December 31, 2016. The decrease is primarily a result of net sales of fixed-maturity and equity securities during the year ended December 31, 2017.

Loss Experience Refund Payable. As of December 31, 2017, our loss experience refund payable decreased by $1.3 million, or 91%, to $135 thousand, from $1.5 million at December 31, 2016. The decrease is wholly due to the derecognition of the liability as a result of the limit losses incurred under two of reinsurance contracts, which obligates us to refund premiums in the event there were no significant losses during year ended December 31, 2017. Given the limit losses, no refund premiums were due at September 30, 2017, and the balance at year end represents a pro-rated estimate of loss refund that would be payable at May 31, 2019 under one of our contracts, should no future losses be incurred under such contract.

Reserve for losses and loss adjustment expenses. As of December 31, 2017, our reserve for losses and loss adjustment expenses decreased by $3.9 million, or 44%, to $4.8 million, from $8.7 million at December 31, 2016. The decrease is wholly due to the timely settlement of limit losses on weather-related events occurring during the year ended December 31, 2017.

Unearned Premiums Reserve. As of December 31, 2017, our unearned premiums reserve decreased by $1.5 million, or 42%, to $2.0 million, from $3.5 million at December 31, 2016. The decrease is due primarily to the successful placement of reinsurance contracts for the treaty year effective June 1, 2017 more than offsetting by the acceleration of premium recognition due to the full limit losses on all of our contracts.

LIQUIDITY AND CAPITAL RESOURCES

General

We are organized as a holding company with substantially no operations at the holding company level. Our operations are conducted through our reinsurance subsidiary, Oxbridge Reinsurance Limited, which underwrites risks associated with our property and casualty reinsurance programs. We have minimal continuing cash needs at the holding company level, with such expenses principally being related to the payment of administrative expenses, and shareholder dividends, if any. There are restrictions on Oxbridge Reinsurance Limited’s ability to pay dividends which are described in more detail below.

Sources and Uses of Funds

Our sources of funds primarily consist of premium receipts (net of brokerage fees and federal excise taxes, where applicable) and investment income, including interest, dividends and realized gains. We use cash to pay losses and loss adjustment expenses, other underwriting expenses, dividends, and general and administrative expenses. Substantially all of our surplus funds, net of funds required for cash liquidity purposes, are invested in accordance with our investment guidelines. Our investment portfolio is primarily comprised of cash and highly liquid securities, which can be liquidated, if necessary, to meet current liabilities. We believe that we have sufficient flexibility to liquidate any long-term securities that we own in a rising market to generate liquidity.

As of December 31, 2017, we believe we had sufficient cash flows from operations to meet our liquidity requirements. We expect that our operational needs for liquidity will be met by cash, investment income and funds generated from underwriting activities. We have no plans to issue debt and expect to fund our operations for the foreseeable future from operating cash flows, as well as from potential future equity offerings. However, we cannot provide assurances that in the future we will not incur indebtedness to implement our business strategy, pay claims or make acquisitions.

Although Oxbridge Re Holdings Limited is not subject to any significant legal prohibitions on the payment of dividends, Oxbridge Reinsurance Limited is subject to Cayman Islands regulatory constraints that affect its ability to pay dividends to us and include a minimum net worth requirement. Currently, the minimum net worth requirement for Oxbridge Reinsurance Limited is $500. As of December 31, 2017, Oxbridge Reinsurance Limited exceeded the minimum required. By law, Oxbridge Reinsurance Limited is restricted from paying a dividend if such a dividend would cause its net worth to drop to less than the required minimum.

Our reinsurance operations exposed us to claims arising out of unpredictable catastrophic events during the third quarter of 2017. The incidence and severity of catastrophes are inherently unpredictable, but the loss experience of property catastrophe reinsurers has been generally characterized as low frequency and high severity. Claims from catastrophic events have reduced our earnings and caused substantial volatility in our results of operations, and adversely affected our financial condition. The corresponding reduction in our surplus level will impact our ability to write new reinsurance policies at future renewal periods.

Cash Flows

Our cash flows from operating, investing and financing activities for the years ended December 31, 2017 and 2016 are summarized below.

Cash Flows for the Year ended December 31, 2017 (in thousands)

Net cash used in operating activities for the year ended December 31, 2017 totaled $26,310, which consisted primarily of cash received from net written premiums less cash disbursed for operating expenses and net loss payments. Net cash provided by investing activities of $24,983 was primarily due to the net sales of available for sale securities and collateral withdrawals from trust accounts to settle losses arising during the year. Net cash used in financing activities totaled $3,152 representing net cash dividend payments and cash used to repurchase ordinary shares under the Company’s share repurchase plan.

Cash Flows for the Year ended December 31, 2016 (in thousands)

Net cash provided by operating activities for the year ended December 31, 2016 totaled $416, which consisted primarily of cash received from net written premiums less cash disbursed for operating expenses. Net cash provided by investing activities of $6,869 was primarily due to the net sales of available for sale securities and collateral withdrawals from trust accounts. Net cash used in financing activities totaled $3,627 representing net cash dividend payments and cash used to repurchase ordinary shares under the Company’s share repurchase plan.

Share Repurchase Program

On May 12, 2016, the Board of Directors of the Company authorized a share repurchase program (the “Share Repurchase Program”), pursuant to which the Company had been authorized, from time to time, to purchase shares of its common stock for an aggregate repurchase price not to exceed $2 million. The Share Repurchase Program was set to expire on December 31, 2017. On September 28, 2017, the Company discontinued the Share Repurchase Program. Through September 28, 2017, the Company had repurchased an aggregate of 326,413 shares for an aggregate of $1.8 million under the Share Repurchase Program.

The Company had previously adopted a Rule 10b5-1 share repurchase plan under the Securities Exchange Act of 1934 (the “Plan”) in connection with the Share Repurchase Program. The Plan allowed the Company to repurchase its shares at times when it otherwise might be prevented from doing so under insider trading laws or because of self-imposed trading blackout periods. The Company has cancelled the Plan effective September 28, 2017.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2017, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K.

EXPOSURE TO CATASTROPHES

As with other reinsurers, our operating results and financial condition could be adversely affected by volatile and unpredictable natural and man-made disasters, such as hurricanes, windstorms, earthquakes, floods, fires, riots and explosions. Although we attempt to limit our exposure to levels we believe are acceptable, it is possible that an actual catastrophic event or multiple catastrophic events could have a material adverse effect on our financial condition, results of operations and cash flows. As described under “CRITICAL ACCOUNTING POLICIES—Reserves for Losses and Loss Adjustment Expenses” below, under United States generally accepted accounting principles (“U.S. GAAP”), we are not permitted to establish loss reserves with respect to losses that may be incurred under reinsurance contracts until the occurrence of an event which may give rise to a claim. As a result, only loss reserves applicable to losses incurred up to the reporting date may be established, with no provision for a contingency reserve to account for expected future losses.

CRITICAL ACCOUNTING POLICIES

We are required to make estimates and assumptions in certain circumstances that affect amounts reported in our Consolidated Financial Statements and related notes. We evaluate these estimates and assumptions on an on-going basis based on historical developments, market conditions, industry trends and other information that we believe to be reasonable under the circumstances. These accounting policies pertain to premium revenues and risk transfer, reserve for loss and loss adjustment expenses and reporting of deferred acquisition costs.

Premium Revenue and Risk Transfer. We record premiums revenue as earned pro-rata over the terms of the reinsurance agreements and the unearned portion at the balance sheet date is recorded as unearned premiums reserve. A reserve is made for estimated premium deficiencies to the extent that estimated losses and loss adjustment expenses exceed related unearned premiums. Investment income is not considered in determining whether or not a deficiency exists.

We account for reinsurance contracts in accordance with ASC 944, ‘‘Financial Services – Insurance.” Assessing whether or not a reinsurance contract meets the conditions for risk transfer requires judgment. The determination of risk transfer is critical to reporting premiums written. If we determine that a reinsurance contract does not transfer sufficient risk, we must account for the contract as a deposit liability.

Loss experience refund payable. Certain contracts include retrospective provisions that adjust premiums or result in profit commissions in the event losses are minimal or zero. Under such contracts, the Company expects to recognize aggregate liabilities payable to the ceding insurers assuming no losses occur during the contract period. In accordance with U.S. GAAP, the Company will recognize a liability in the period in which the absence of loss experience obligates the Company to pay cash or other consideration under the contract. On the contrary, the Company will derecognize such liability in the period in which a loss experience arises. Such adjustments to the liability, which accrue throughout the contract term, will reduce the liability should a catastrophic loss event covered by the Company occur.

Reserves for Losses and Loss Adjustment Expenses. We determine our reserves for losses and loss adjustment expenses on the basis of the claims reported by our ceding insurers and for losses incurred but not reported (“IBNR”), we use the assistance of an independent actuary. The reserves for losses and loss adjustment expenses represent management’s best estimate of the ultimate settlement costs of all losses and loss adjustment expenses. We believe that the amounts are adequate; however, the inherent impossibility of predicting future events with precision, results in uncertainty as to the amount which will ultimately be required for the settlement of losses and loss expenses, and the differences could be material. Adjustments are reflected in the consolidated statements of income in the period in which they are determined.

Under U.S. GAAP, we are not permitted to establish loss reserves until the occurrence of an actual loss event. As a result, only loss reserves applicable to losses incurred up to the reporting date may be recorded, with no allowance for the provision of a contingency reserve to account for expected future losses. Losses arising from future events, which could be substantial, are estimated and recognized at the time the loss is incurred.

As at December 31, 2017 our best estimate for reserves for loss and loss adjustment expenses was $4.8 million, with IBNR representing approximately 27% of such reserves. See Note 6 to the consolidated financial statements.

Our reserving methodology does not lend itself well to a statistical calculation of a range of estimates surrounding the best point estimate of our reserve for loss and loss adjustment expense. Due to the low frequency and high severity nature of claims within much of our business, our reserving methodology principally involves arriving at a specific point estimate for the ultimate expected loss on a contract by contract basis, and our aggregate loss reserves are the sum of the individual loss reserves established.

Deferred Acquisition Costs. We defer certain expenses that are directly related to and vary with producing reinsurance business, including brokerage fees on gross premiums assumed, premium taxes and certain other costs related to the acquisition of reinsurance contracts. These costs are capitalized and the resulting asset, deferred acquisition costs, is amortized and charged to expense in future periods as premiums assumed are earned. The method followed in computing deferred acquisition costs limits the amount of such deferral to its estimated realizable value. The ultimate recoverability of deferred acquisition costs is dependent on the continued profitability of our reinsurance underwriting. If our underwriting ceases to be profitable, we may have to write off a portion of our deferred acquisition costs, resulting in a further charge to income in the period in which the underwriting losses are recognized.

JOBS ACT

The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an emerging growth company.  We have determined that, as an emerging growth company, we will not: (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b); (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements; (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of our Chief Executive Officer’s compensation to median employee compensation; or (v) comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

We will continue to be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of at least $1 billion (as indexed for inflation); (ii) the last day of the fiscal year following the fifth anniversary of the date of our initial public offering; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and (iv) the date on which we are deemed to be a “large accelerated filer,” as defined under the Exchange Act.

ITEM 7A
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company as defined by Rule 229.10(f)(1) of the Exchange Act, we are not required to provide the information under this item.

ITEM 8
FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data have been filed as a part of this Annual Report on Form 10-K as indicated in the Index to Consolidated Financial Statements and Financial Statement Schedules appearing on page 49 of this Annual Report on Form 10-K.

ITEM 9
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A
CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our principal executive officer and our principal financial officer, we have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K (December 31, 2017). Our disclosure controls and procedures are intended to ensure that the information we are required to disclose in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including the principal executive officer and principal financial officer to allow timely decisions regarding required disclosures.

Based on that evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered by this Annual Report on Form 10-K, our disclosure controls and procedures were effective.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over our financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management, with the participation of our Principal Executive Officer and Principal Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our Principal Executive Officer and Principal Financial Officer concluded that, as of December 31, 2017, our internal control over financial reporting was effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this Annual Report.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B
OTHER INFORMATION

None.

PART III

ITEM 10
DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Other than the information regarding our code of ethics set forth below, the information required by this Item is incorporated herein by reference to the definitive proxy statement for our 2018 annual meeting of stockholders to be filed with the SEC not later than 120 days after December 31, 2017.

 We have adopted a code of ethics applicable to all employees and directors, including our principal executive officer, principal financial officer and principal accounting officer. We have posted the text of our code of ethics to our internet website: www.oxbridgere.com. To access our code of ethics, select “Investor Information” on our website and then select “Corporate Governance,” then “Code of Conduct.” We intend to disclose any change to or waiver from our code of ethics by posting such change or waiver to our internet website within the same section as described above.

ITEM 11
EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the definitive proxy statement for our 2018 annual meeting of stockholders to be filed with the SEC not later than 120 days after December 31, 2017.

ITEM 12
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this Item is incorporated herein by reference to the definitive proxy statement for our 2018 annual meeting of stockholders to be filed with the SEC not later than 120 days after December 31, 2017.

ITEM 13
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to the definitive proxy statement for our 2018 annual meeting of stockholders to be filed with the SEC not later than 120 days after December 31, 2017.

ITEM 14
PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the definitive proxy statement for our 2018 annual meeting of stockholders to be filed with the SEC not later than 120 days after December 31, 2017.

PART IV

ITEM 15
EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)
Documents Filed as Part of the Report

The Consolidated Financial Statements, other financial information, financial statement schedules and report of independent registered public accounting firm have been filed as part of this Annual Report on Form 10-K as indicated in the Index to Consolidated Financial Statements and Financial Statement chedules appearing on page 49 of this Annual Report on Form 10-K.

(b)
Exhibits

Reference is made to the separate exhibit index contained on pages 46 through 47 filed herewith.

Oxbridge Re Holdings Limited
Index to Exhibits

Exhibit	Title

3
Third Amended and Restated Memorandum and Articles of Association of Oxbridge Re Holdings Limited, as amended through December 19, 2014 (incorporated by reference to Exhibit 3.1 to Oxbridge Re Holdings Limited’s Current Report on Form 8-K filed December 24, 2014) (Commission File No. 1-36346).

4.1
Warrant Agreement, dated March 26, 2014, between Oxbridge Re Holdings Limited and Broadridge Corporate Issuer Solutions, Inc. (incorporated by reference to Exhibit 4.1 to Oxbridge Re Holdings Limited’s Current Report on Form 8-K filed May 28, 2014) (Commission File No. 1-36346).

4.2
Form of Warrant Agreement between Oxbridge Re Holdings Limited and Broadridge Corporate Issuer Solutions, Inc. (incorporated by reference to Exhibit 4.1 to Oxbridge Re Holdings Limited’s Registration Statement on Form S-1 filed January 27, 2014) (Commission File No. 333-193577).

4.3
Form of Warrant Agreement issued to investors in May/June 2013 Private Placement (incorporated by reference to Exhibit 4.2 to Oxbridge Re Holdings Limited’s Registration Statement on Form S-1 filed January 27, 2014) (Commission File No. 333-193577).

10.1
Lease between 90 North Church Street Ltd. and Oxbridge Re Holdings Limited dated April 17, 2015 (incorporated by reference to Exhibit 10.1 to Oxbridge Re Holdings Limited’s Annual Report on Form 10-K filed March 17, 2016) (Commission File No. 1-36346)

10.2*
Oxbridge Re Holdings Limited 2014 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.10 to Oxbridge Re Holdings Limited’s Current Report on Form 8-K filed December 24, 2014) (Commission File No. 1-36346).

10.4*
Executive Employment Agreement, dated July 18, 2013, by and between Oxbridge Re Holdings Limited and Jay Madhu (incorporated by reference to Exhibit 10.3 to Oxbridge Re Holdings Limited’s Registration Statement on Form S-1 filed January 27, 2014) (Commission File No. 333-193577).

10.5*
Offer of Employment from Oxbridge Re Holdings Limited to Wrendon Timothy, executed on August 1, 2013 (incorporated by reference to Exhibit 10.4 to Oxbridge Re Holdings Limited’s Registration Statement on Form S-1 filed January 27, 2014) (Commission File No. 333-193577).

10.6*
Form of Oxbridge Re Holdings Limited 2014 Omnibus Incentive Plan Restricted Share Award (incorporated by reference to Exhibit 10.1 to Oxbridge Re Holdings Limited’s Current Report on Form 8-K filed January 28, 2015) (Commission File No. 1-36346).

10.7*
Form of Oxbridge Re Holdings Limited 2014 Omnibus Incentive Plan Share Option Award Agreement (incorporated by reference to Exhibit 10.2 to Oxbridge Re Holdings Limited’s Current Report on Form 8-K filed January 28, 2015) (Commission File No. 1-36346).

10.8*
Amendment dated July 19, 2016 to Employment Agreement between Jay Madhu and Oxbridge Re Holdings Limited dated July 18, 2013 (incorporated by reference to Exhibit 10.31 to Oxbridge Re Holdings Limited’s Quarterly Report on Form 10-Q filed August 15,2016) (Commission File No. 1-36346).

10.9*
Amendment dated August 1, 2015 to Employment Agreement between Wrendon Timothy and Oxbridge Re Holdings Limited dated August 1, 2013(incorporated by reference to Exhibit 10.41 to Oxbridge Re Holdings Limited’s Quarterly Report on Form 10-Q filed August 15,2016) (Commission File No. 1-36346)..

21	List of Subsidiaries of Oxbridge Re Holdings Limited.

31.1	Certifications of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act and Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934.

31.2	Certifications of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act and Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934.

32	Written Statement of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. § 1350.

101
The following materials from Oxbridge Re Holdings Limited’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 are filed herewith, formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income, (iii) Consolidated Statements of Comprehensive Income (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Changes in Shareholders’ Equity and (vi) Notes to Consolidated Financial Statements.

* Indicates a management contract or compensatory plan or arrangement.

(c)          Financial Statement Schedules

The financial statement schedules and report of independent registered public accounting firm have been filed as part of this Annual Report on Form 10-K as indicated in the Index to Consolidated Financial Statements and Financial Statement Schedules appearing on page 49 of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OXBRIDGE RE HOLDINGS LIMITED

By	/s/ JAY MADHU
Jay Madhu
Chief Executive Officer and President (Principal Executive Officer)

Date:	March 10, 2018

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below as of March 10, 2018 by the following persons on behalf of the registrant and in the capacities indicated:

/s/ WRENDON TIMOTHY Wrendon Timothy Chief Financial Officer and Secretary (Principal Financial Officer and Principal Accounting Officer)	/s/ JAY MADHU Jay Madhu Chief Executive Officer, President and Director (Principal Executive Officer)

/s/ MAYUR PATEL Mayur Patel Director	/s/ KRISHNA PERSAUD Krishna Persaud Director

/s/ RAY CABILLOT Ray Cabillot Director

Index to Consolidated Financial Statements and Financial Statement Schedules

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors Oxbridge Re Holdings Limited
Grand Cayman, Cayman Islands:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Oxbridge Re Holdings Limited and Subsidiary (the "Company"), as of December 31, 2017 and 2016 and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the years then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, the Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

HACKER, JOHNSON & SMITH PA
We have served as the Company's auditor since 2013. Tampa, Florida
March 10, 2018

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets
(expressed in thousands of U.S. Dollars, except per share and share amounts)

	At December
	2017	2016
Assets
Investments:
Fixed-maturity securities, available for sale, at fair value (amortized cost: $4,450 and $6,060, respectively)	$4,433	6,051
Equity securities, available for sale, at fair value (cost: $2,058 and $5,343, respectively)	2,036	4,941
Total investments	6,469	10,992
Cash and cash equivalents	7,763	12,242
Restricted cash and cash equivalents	3,124	23,440
Accrued interest and dividend receivable	39	48
Premiums receivable	3,798	4,038
Deferred policy acquisition costs	48	88
Prepayment and other receivables	116	98
Property and equipment, net	36	54
Total assets	$21,393	51,000

Liabilities and Shareholders’ Equity
Liabilities:
Reserve for losses and loss adjustment expenses	$4,836	8,702
Loss experience refund payable	135	1,470
Losses payable	386	-
Unearned premiums reserve	2,012	3,461
Accounts payable and other liabilities	106	204
Total liabilities	7,475	13,837

Shareholders’ equity:
Ordinary share capital, (par value $0.001, 50,000,000 shares authorized; 5,733,587 and 5,916,149 shares issued and outstanding)	6	6
Additional paid-in capital	32,100	33,034
(Accumulated Deficit) Retained earnings	(18,149)	4,534
Accumulated other comprehensive loss	(39)	(411)
Total shareholders’ equity	13,918	37,163
Total liabilities and shareholders’ equity	$21,393	51,000

See accompanying Notes to Consolidated Financial Statements

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statements of Income
(expressed in thousands of U.S. Dollars, except per share amounts)

	Years Ended December 31,
	2017	2016
Revenue
Assumed premiums	$18,263	15,065
Premiums ceded	(880)	-
Change in loss experience refund payable	1,335	883
Change in unearned premiums reserve	4,849	2,110

Net premiums earned	23,567	18,058
Net realized investment (losses) gains	(138)	554
Net investment income	412	450

Total revenue	23,841	19,062

Expenses
Losses and loss adjustment expenses	42,427	14,775
Policy acquisition costs and underwriting expenses	681	286
General and administrative expenses	1,325	1,420

Total expenses	44,433	16,481

Net (loss) income	$(20,592)	2,581

Basic (loss) earnings per share	$(3.55)	0.43

Diluted (loss) earnings per share	$(3.55)	0.43

Weighted-average shares outstanding
Basic and Diluted	5,808,354	6,022,985

Dividends paid per share	$0.36	0.48

See accompanying Notes to Consolidated Financial Statements

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
 (expressed in thousands of U.S. Dollars)

	Years Ended December 31,
	2017	2016
Net (loss) income	$(20,592)	2,581
Other comprehensive income:
Change in unrealized loss on investments:
Unrealized gain arising during the year	234	1,617
Reclassification adjustment for net realized losses (gains) included in net (loss) income	138	(554)

Net change in unrealized loss	372	1,063

Total other comprehensive income	372	1,063

Comprehensive (loss) income	$(20,220)	3,644

See accompanying Notes to Consolidated Financial Statements

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows
 (expressed in thousands of U.S. Dollars)

	Years ended December 31
	2017	2016
Operating activities
Net (loss) income	$(20,592)	2,581
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Stock-based compensation	127	119
Net amortization of premiums on investments in fixed-maturity securities	84	21
Depreciation and amortization	24	21
Net realized investment losses (gains)	138	(554)
Change in operating assets and liabilities:
Accrued interest and dividend receivable	9	(23)
Premiums receivable	240	79
Deferred policy acquisition costs	40	2
Prepayment and other receivables	(18)	(7)
Reserve for losses and loss adjustment expenses	(3,866)	8,702
Loss experience refund payable	(1,335)	(8,443)
Losses payable	386	-
Unearned premiums reserve	(1,449)	(2,110)
Accounts payable and other liabilities	(98)	28

Net cash (used in) / provided by operating activities	$(26,310)	416

Investing activities
Change in restricted cash and cash equivalents	20,316	6,928
Purchase of fixed-maturity securities	(3,988)	(3,111)
Purchase of equity securities	(18,659)	(10,024)
Proceeds from sale of fixed-maturity securities	5,538	119
Proceeds from sale of equity securities	21,782	12,968
Purchase of property and equipment	(6)	(11)

Net cash provided by investing activities	$24,983	6,869

Financing activities
Repurchases of common stock under share repurchase plan	(1,061)	(742)
Dividends paid	(2,091)	(2,885)

Net cash used in financing activities	$(3,152)	(3,627)

	(continued)

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows, continued
 (expressed in thousands of U.S. Dollars)

	Years ended December 31
	2017	2016
Net change in cash and cash equivalents	(4,479)	3,658
Cash and cash equivalents at beginning of period	12,242	8,584

Cash and cash equivalents at end of period	$7,763	12,242

Supplemental disclosure of cash flow information
Interest paid	-	-
Income taxes paid	-	-

Non-cash investing activities
Net change in unrealized loss on securities available for sale	372	1,063

See accompanying Notes to Consolidated Financial Statements

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statements of Changes in Shareholders’ Equity
Years ended December 31, 2017 and 2016
 (expressed in thousands of U.S. Dollars, except per share amounts)

	Ordinary Share Capital		Additional Paid-in	(Accumulated Deficit) Retained	Accumulated Other Comprehensive	Total Shareholders'
	Shares	Amount	Capital	Earnings	Loss	Equity
Balance at December 31, 2015	6,060,000	6	33,657	4,838	(1,474)	37,027
Cash dividends paid	-	-	-	(2,885)	-	(2,885)
Repurchase and retirement of common stock under share repurchase plan	(143,851)	-	(742)	-	-	(742)
Net income for the year	-	-	-	2,581	-	2,581
Stock-based compensation	-	-	119	-	-	119
Total other comprehensive income	-	-	-	-	1,063	1,063
Balance at December 31, 2016	5,916,149	6	33,034	4,534	(411)	37,163

Balance at December 31, 2016	5,916,149	6	33,034	4,534	(411)	37,163
Cash dividends paid	-	-	-	(2,091)	-	(2,091)
Repurchase and retirement of common stock under share repurchase plan	(182,562)	-	(1,061)	-	-	(1,061)
Net loss for the year	-	-	-	(20,592)	-	(20,592)
Stock-based compensation	-	-	127	-	-	127
Total other comprehensive income	-	-	-	-	372	372
Balance at December 31, 2017	5,733,587	6	32,100	(18,149)	(39)	13,918

See accompanying Notes to Consolidated Financial Statements.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016

1.
ORGANIZATION AND BASIS OF PRESENTATION

(a)
Organization

Oxbridge Re Holdings Limited (the “Company”) was incorporated as an exempted company on April 4, 2013 under the laws of the Cayman Islands. Oxbridge Re Holdings Limited owns 100% of the equity interest in Oxbridge Reinsurance Limited, an entity incorporated on April 23, 2013 under the laws of the Cayman Islands and for which a Class “C” Insurer’s license was granted on April 29, 2013 under the provisions of the Cayman Islands Insurance Law. Oxbridge Re Holdings Limited also owns 100% of the equity interest in Oxbridge Re NS Ltd., an entity incorporated as an exempted company on December 22, 2017 under the laws of the Cayman Islands to facilitate potential future hedging and investment activities with respect to our reinsurance risks but that does not yet have any operations, assets, or, liabilities as of December 31, 2017. The Company, through its subsidiaries (collectively “Oxbridge Re”) provides collateralized reinsurance in the property catastrophe market and invests in various insurance-linked securities. The Company operates as a single business segment through its wholly-owned subsidiaries. The Company’s headquarters and principal executive offices are located at Strathvale House, 90 North Church Street, Georgetown, Grand Cayman, Cayman Islands, and have their registered offices at P.O. Box 309, Ugland House, Grand Cayman, Cayman Islands.

The Company’s ordinary shares and warrants are listed on The NASDAQ Capital Market under the symbols “OXBR” and “OXBRW,” respectively.

(b)
Basis of Presentation

The accompanying consolidated financial statements for the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All significant intercompany transactions and balances have been eliminated upon consolidation.

2.
SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: In preparing the consolidated financial statements, management was required to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the financial reporting date and throughout the periods being reported upon. Certain of the estimates result from judgments that can be subjective and complex and consequently actual results may differ from these estimates, which would be reflected in future periods.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the reserve for losses and loss adjustment expenses, which include amounts estimated for claims incurred but not yet reported. The Company uses various assumptions and actuarial data it believes to be reasonable under the circumstances to make these estimates. In addition, accounting policies specific to valuation of investments, assessment of other-than-temporary impairment (“OTTI”) and loss experience refund payable involve significant judgments and estimates material to the Company’s consolidated financial statements. Although considerable variability is likely to be inherent in these estimates, management believes that the amounts provided are reasonable. These estimates are continually reviewed and adjusted if necessary. Such adjustments are reflected in current operations.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016

2.
SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents: Cash and cash equivalents are comprised of cash and short-term investments with original maturities of three months or less.

Restricted cash and cash equivalents: Restricted cash and cash equivalents represent funds held in accordance with the Company’s trust agreements with ceding insurers and trustees, which requires the Company to maintain collateral with a market value greater than or equal to the limit of liability, less unpaid premium.

Investments: The Company’s investments consist of fixed-maturity securities and equity securities and are classified as available-for-sale. The Company’s investments are carried at fair value with changes in fair value included as a separate component of accumulated other comprehensive loss in shareholders’ equity.

Unrealized gains or losses are determined by comparing the fair market value of the securities with their cost or amortized cost. Realized gains and losses on investments are recorded on the trade date and are included in the consolidated statements of income. The cost of securities sold is based on the specified identification method. Investment income is recognized as earned and discounts or premiums arising from the purchase of debt securities are recognized in investment income using the interest method over the remaining term of the security.

The Company reviews all securities for other-than-temporary impairment ("OTTI") on a quarterly basis and more frequently when economic or market conditions warrant such review. When the fair value of any investment is lower than its cost, an assessment is made to see whether the decline is temporary of other-than-temporary. If the decline is determined to be other-than-temporary the investment is written down to fair value and an impairment charge is recognized in income in the period in which the Company makes such determination. For a debt security that the Company does not intend to sell nor is it more likely than not that the Company will be required to sell before recovery of its amortized cost, only the credit loss component is recognized in income, while impairment related to all other factors is recognized in other comprehensive income (loss). The Company considers various factors in determining whether an individual security is other-than-temporarily impaired (see Note 4).

Fair value measurement: GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under GAAP are as follows:

Level 1	Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3	Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. For debt securities, inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, broker quotes for similar securities and other factors. The fair value of investments in common stocks and exchange-traded funds is based on the last traded price. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes “observable” requires significant judgment by management and the Company’s investment custodians.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016

2.
SIGNIFICANT ACCOUNTING POLICIES (continued)

Management and the investment custodians consider observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant markets. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to management and the investment custodians’ perceived risk of that instrument.

Deferred policy acquisition costs (“DAC”): Policy acquisition costs consist of brokerage fees, federal excise taxes and other costs related directly to the successful acquisition of new or renewal insurance contracts, and are deferred and amortized over the terms of the reinsurance agreements to which they relate. The Company evaluates the recoverability of DAC by determining if the sum of future earned premiums and anticipated investment income is greater than the expected future claims and expenses. If a loss is probable on the unexpired portion of policies in force, a premium deficiency loss is recognized. At December 31, 2017 and 2016, the DAC was considered fully recoverable and no premium deficiency loss was recorded.

Property and equipment: Property and equipment are recorded at cost when acquired. Property and equipment are comprised of motor vehicles, furniture and fixtures, computer equipment and leasehold improvements and are depreciated, using the straight-line method, over their estimated useful lives, which are five years for furniture and fixtures and computer equipment and four years for motor vehicles. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or remaining lease term. The Company periodically reviews property and equipment that have finite lives, and that are not held for sale, for impairment by comparing the carrying value of the assets to their estimated future undiscounted cash flows. For the years ended December 31, 2017 and 2016, there were no impairments in property and equipment.

Allowance for uncollectible receivables: Management evaluates credit quality by evaluating the exposure to individual counterparties, and, where warranted, management also considers the credit rating or financial position, operating results and/or payment history of the counterparty. Management establishes an allowance for amounts for which collection is considered doubtful. Adjustments to previous assessments are recognized as income in the year in which they are determined. At December 31, 2017 and 2016, no receivables were determined to be overdue or impaired and, accordingly, no allowance for uncollectible receivables has been established.

Reserves for losses and loss adjustment expenses: The Company determines its reserves for losses and loss adjustment expenses on the basis of the claims reported by the Company’s ceding insurers, and for losses incurred but not reported, if any, management uses the assistance of an independent actuary. The reserves for losses and loss adjustment expenses represent management’s best estimate of the ultimate settlement costs of all losses and loss adjustment expenses. Management believes that the amounts are adequate; however, the inherent impossibility of predicting future events with precision, results in uncertainty as to the amount which will ultimately be required for the settlement of losses and loss expenses, and the differences could be material. Adjustments are reflected in the consolidated statements of income in the period in which they are determined.

Loss experience refund payable: Certain contracts include retrospective provisions that adjust premiums or result in profit commissions in the event losses are minimal or zero. In accordance with GAAP, the Company will recognize a liability in the period in which the absence of loss experience obligates the Company to pay cash or other consideration under the contracts. On the contrary, the Company will derecognize such liability in the period in which a loss experience arises. Such adjustments to the liability, which accrue throughout the contract terms, will reduce the liability should a catastrophic loss event occur which is covered by the Company.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016

2.
SIGNIFICANT ACCOUNTING POLICIES (continued)

Premiums assumed: The Company records premiums assumed, net of loss experience refunds, as earned pro-rata over the terms of the reinsurance agreements and the unearned portion at the balance sheet date is recorded as unearned premiums reserve. A reserve is made for estimated premium deficiencies to the extent that estimated losses and loss adjustment expenses exceed related unearned premiums. Investment income is not considered in determining whether or not a deficiency exists.

Subsequent adjustments of premiums assumed, based on reports of actual premium by the ceding companies, or revisions in estimates of ultimate premium, are recorded in the period in which they are determined. Such adjustments are generally determined after the associated risk periods have expired, in which case the premium adjustments are fully earned when assumed.

Certain contracts allow for reinstatement premiums in the event of a full limit loss prior to the expiration of the contract. A reinstatement premium is not due until there is a full limit loss event and therefore, in accordance with GAAP, the Company records a reinstatement premium as written only in the event that the reinsured incurs a full limit loss on the contract and the contract allows for a reinstatement of coverage upon payment of an additional premium. For catastrophe contracts which contractually require the payment of a reinstatement premium equal to or greater than the original premium upon the occurrence of a full limit loss, the reinstatement premiums are earned over the original contract period.

Reinstatement premiums that are contractually calculated on a pro-rata basis of the original premiums are earned over the remaining coverage period.

Unearned Premiums Ceded: The Company reduces the risk of future losses on business assumed by reinsuring certain risks and exposures with other reinsurers (retrocessionaires). The Company remains liable to the extent that any retrocessionaire fails to meet its obligations and to the extent that the Company does not hold sufficient security for their unpaid obligations.

Ceded premiums are written during the period in which the risk incept and are expensed over the contract period in proportion to the period of protection. Unearned premiums ceded consist of the unexpired portion of the reinsurance obtained.

Uncertain income tax positions: The authoritative GAAP guidance on accounting for, and disclosure of, uncertainty in income tax positions requires the Company to determine whether an income tax position of the Company is more likely than not to be sustained upon examination by the relevant tax authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For income tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements, if any, is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. The application of this authoritative guidance has had no effect on the Company’s consolidated financial statements because the Company had no uncertain tax positions at December 31, 2017 and 2016.

Earnings per share: Basic (loss) earnings per share has been computed on the basis of the weighted-average number of ordinary shares outstanding during the periods presented. Diluted (loss) earnings per share is computed based on the weighted-average number of ordinary shares outstanding and reflects the assumed exercise or conversion of diluted securities, such as stock options and warrants, computed using the treasury stock method.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016

2.
SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-Based Compensation: The Company accounts for stock-based compensation under the fair value recognition provisions of GAAP which requires the measurement and recognition of compensation for all stock-based awards made to employees and directors, including stock options and restricted stock issuances, based on estimated fair values. The Company measures compensation for restricted stock based on the price of the Company’s ordinary shares at the grant date. Determining the fair value of share purchase options at the grant date requires significant estimation and judgment. The Company uses an option-pricing model (Black-Scholes option pricing model) to assist in the calculation of fair value for share purchase options. The Company's shares have not been publicly traded for a sufficient length of time to solely use the Company's performance to reasonably estimate the expected volatility. Therefore, when estimating the expected volatility, the Company takes into consideration the historical volatility of similar entities. The Company considers factors such as an entity's industry, stage of life cycle, size and financial leverage when selecting similar entities. The Company uses a sample peer group of companies in the reinsurance industry as well as the Company’s own historical volatility in determining the expected volatility. Additionally, the Company uses the full life of the options, ten years, as the estimated term of the options, and has assumed no forfeitures during the life of the options.

The Company uses the straight-line attribution method for all grants that include only a service condition. Compensation expense related to all awards is included in general and administrative expenses.

Segment Information: Under GAAP, operating segments are based on the internal information that management uses for allocating resources and assessing performance as the source of the Company’s reportable segments. The Company manages its business on the basis of one operating segment, Property and Casualty Reinsurance, in accordance with the qualitative and quantitative criteria established under GAAP.

Reclassifications: Certain reclassifications of prior period amounts have been made to conform to the current period presentation.

Recent accounting pronouncements:

Accounting Standards Update No. 2017-09. In May 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-09, "Compensation - Stock Compensation
(Topic 718), Scope of Modification Accounting." ASU 2017-09 provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. ASU 2017-09 is effective for the Company beginning January 1, 2018. The Company does not anticipate that ASU 2017-09 will have a material impact on its consolidated financial statements and related disclosures.

Accounting Standards Update No. 2016-18. In November 2016, the FASB issued ASU 2016-18, “Statements of Cash Flows - Restricted Cash (Topic 230)” (“ASU 2016-18”). ASU 2016-18 requires restricted cash and cash equivalents to be included with cash and cash equivalents in the consolidated statement of cash flows and disclose the nature of the restrictions on cash and cash equivalents. ASU 2016-18 is effective for annual periods beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company currently separately discloses the restrictions on cash and cash equivalents in Note 3 of the consolidated financial statements and expects to continue these disclosures since ASU 2016-18 does not change the requirement in Regulation S-X (Rule 5-02) to separately disclose cash and cash equivalents that have restrictions on withdrawal or use. The Company currently presents changes in restricted cash and cash equivalents under investing activities in the consolidated statements of cash flows. Upon adoption of ASU 2016-18, the Company will amend the presentation in the consolidated statements of cash flows to include the restricted cash and cash equivalents with cash and cash equivalents in the consolidated statements of cash flows and will retrospectively reclassify all periods presented.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016

2.
SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued):

Accounting Standards Update No. 2016-13. In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurements of Credit Losses on Financial Instruments” (“ASU 2016-13”). ASU 2016-13 amends the guidance on reporting credits losses and affects loans, debt securities, trade receivables, reinsurance recoverables and other financial assets that have the contractual right to receive cash. The amendments are effective for annual periods beginning after December 15, 2019, and interim periods within those annual periods. Early adoption is permitted for any organization for annual periods beginning after December 15, 2018 and interim periods within those annual periods. The Company is in the process of evaluating the impact of the requirements of ASU 2016-13 on the Company’s consolidated financial statements and anticipates implementing ASU 2016-13 during the first quarter of fiscal year 2020.

Accounting Standards Update No. 2016-02. In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)," which supersedes Topic 840 and creates the new lease accounting standards for lessees and lessors, primarily related to the recognition of lease assets and liabilities by lessees for leases classified as operating leases. ASU 2016-02 is effective for all public entities for reporting periods beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently evaluating the impact of this guidance on the Company’s consolidated financial statements.

Accounting Standards Update No. 2016-01. In January 2016, the FASB issued ASU 2016-01, "Financial Instruments (Subtopic 825-10)," which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. One of the changes is to require certain equity investments to be measured at fair value with changes in fair value recognized in net income. ASU 2016-01 is effective for all public entities for reporting periods beginning after December 15, 2017 and interim periods within those fiscal years.  Adopting ASU 2016-01 will have no impact on the Company’s total Shareholders’ Equity as of January 1, 2018 but will result in an increase to Accumulated Deficit of $39 thousand, with a corresponding reduction to Accumulated Other Comprehensive Loss. Subsequent to adoption, ASU 2016-01 is expected to cause increased volatility in the Company’s Consolidated Statements of Income.

The Company has adopted all recently issued accounting pronouncements with effective dates prior to January 1, 2018. There were no adoptions of such accounting pronouncements in 2017 that had a material impact on the Company’s Consolidated Financial Statements. With the possible exceptions of ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, ASU 2016-02, Leases (Topic 842) and ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, the Company does not expect the adoption of all other recently issued accounting pronouncements with effective dates after December 31, 2017 to have a material impact on the Company’s financial statements.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016

3. CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AND CASH EQUIVALENTS

	December 31,
	2017	2016
	(in thousands)
Cash on deposit	$4,052	$6,868
Cash held with custodians	3,711	5,374
Restricted cash held in trust	3,124	23,440

Total	10,887	35,682

Cash an cash equivalents are held by large and reputable counterparties in the United States of America and in the Cayman Islands. Restricted cash held in trust is custodied with Bank of New York Mellon and SunTrust Bank N.A. and is held in accordance with the Company’s trust agreements with the ceding insurers and trustees, which require that the Company provide collateral having a market value greater than or equal to the limit of liability, less unpaid premium.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016

4. INVESTMENTS

The Company holds investments in fixed-maturity securities and equity securities that are classified as available for sale. At December 31, 2017 and 2016, the cost or amortized cost, gross unrealized gains and losses, and estimated fair value of the Company’s available-for-sale securities by security type were as follows:

	Cost or Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value ($000)
	($ in thousands)
As of December 31, 2017
Fixed-maturity securities
U.S. Treasury and agency securities	$4,450	$-	$(17)	$4,433

Total fixed-maturity securities	4,450	-	(17)	4,433

Mutual funds	400	29	-	429
Preferred stocks	200	-	(1)	199
Common stocks	1,458	12	(62)	1,408

Total equity securities	2,058	41	(63)	2,036

Total available for sale securities	$6,508	$41	$(80)	$6,469

As of December 31, 2016
Fixed-maturity securities
U.S. Treasury and agency securities	$6,060	$28	$(37)	$6,051

Total fixed-maturity securities	6,060	28	(37)	6,051

Mutual funds	400	2	(6)	396
Preferred stocks	687	8	(4)	691
Common stocks	4,256	126	(528)	3,854

Total equity securities	5,343	136	(538)	4,941

Total available for sale securities	$11,403	$164	$(575)	$10,992

At December 31, 2017 and 2016, securities with a fair value of $1,430,000 and $3,502,000, respectively, are held in trust accounts as collateral under reinsurance contracts with the Company’s ceding insurers.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016

4.
INVESTMENTS (continued)

Expected maturities will differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without penalties. The scheduled contractual maturities of fixed-maturity securities at December 31, 2017 and 2016 are as follows:

	Amortized Cost	Estimated Fair Value
	($ in thousands)
As of December 31, 2017
Available for sale
Due within one year	$3,007	3,003
Due after one year through five years	1,443	1,430
	$4,450	$4,433

As of December 31, 2016
Available for sale
Due within one year	$2,970	$2,998
Due after one year through five years	3,090	3,053
	$6,060	$6,051

Gross proceeds received, and the gross realized gains and losses from sales of available-for-sale securities, for the years ended December 31, 2017 and 2016 are as follows:

	Gross proceeds from sales	Gross Realized Gains	Gross Realized Losses
	($ in thousands)
Year ended December 31, 2017
Fixed-maturity securities	$5,538	$30	$(7)
Equity securities	$21,782	$1,422	$(1,583)

Year ended December 31, 2016
Fixed-maturity securities	$119	$8	$-
Equity securities	$12,968	$1,663	$(1,117)

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016

4.
INVESTMENTS (continued)

The Company regularly reviews its individual investment securities for OTTI. The Company considers various factors in determining whether each individual security is other-than-temporarily impaired, including:

●
the financial condition and near-term prospects of the issuer, including any specific events that may affect its operations or income;

●
the length of time and the extent to which the market value of the security has been below its cost or amortized cost;

●
general market conditions and industry or sector specific factors;

●
nonpayment by the issuer of its contractually obligated interest and principal payments; and

●
the Company’s intent and ability to hold the investment for a period of time sufficient to allow for the recovery of costs.

Securities with gross unrealized loss positions at December 31, 2017 and 2016, aggregated by investment category and length of time the individual securities have been in a continuous loss position, are as follows:

	Less Than Twelve		Twelve Months or
	Months		Greater		Total
	Gross	Estimated	Gross	Estimated	Gross	Estimated
	Unrealized	Fair	Unrealized	Fair	Unrealized	Fair
As of December 31, 2017	Loss	Value	Loss	Value	Loss	Value
	($ in thousands)		($ in thousands)		($ in thousands)
Fixed maturity securities
U.S. Treasury and agency securities	13	1,428	4	3,003	17	4,431

Total fixed-maturity securities	13	1,428	4	3,003	17	4,431

Equity securities
Preferred stocks	1	199	-	-	1	199
All other common stocks	36	769	26	174	62	943

Total equity securities	37	968	26	174	63	1,142

Total available for sale securities	$50	$2,396	$30	$3,177	$80	$5,573

At December 31, 2017, there were 8 securities in an unrealized loss position of which 2 of these positions had been in an unrealized loss position for 12 months or greater.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016

4.
INVESTMENTS (continued)

	Less Than Twelve		Twelve Months or
	Months		Greater		Total
	Gross	Estimated	Gross	Estimated	Gross	Estimated
	Unrealized	Fair	Unrealized	Fair	Unrealized	Fair
As of December 31, 2016	Loss	Value	Loss	Value	Loss	Value
	($ in thousands)		($ in thousands)		($ in thousands)
Fixed maturity securities
U.S. Treasury and agency securities	37	3,053	-	-	37	3,053

Total fixed-maturity securities	37	3,053	-	-	37	3,053

Equity securities
Mutual funds	6	193	-	-	6	193
Preferred stocks	4	396	-	-	4	396
All other common stocks	84	1,142	444	1,088	528	2,230

Total equity securities	94	1,731	444	1,088	538	2,819

Total available for sale securities	$131	$4,784	$444	$1,088	$575	$5,872

At December 31, 2016, there were 17 securities in an unrealized loss position of which 5 of these positions had been in an unrealized loss position for 12 months or greater.

The Company believes there were no fundamental issues such as credit losses or other factors with respect to its fixed-maturity securities. It is expected that the securities would not be settled at a price less than the par value of the investments and because the Company has the ability and intent to hold these securities and it is probable that the Company will not be required to sell these securities until a market price recovery or maturity, the Company does not consider any of its fixed-maturity securities to be other-than-temporarily impaired at December 31, 2017 and 2016.

In determining whether equity securities are other than temporarily impaired, the Company considers its intent and ability to hold a security for a period of time sufficient to allow for the recovery of cost, along with factors including the length of time each security had been in an unrealized loss position, the extent of the decline and the near-term prospect for recovery. Based on management’s evaluation, the Company does not consider any of its equity securities to be other-than-temporarily impaired at December 31, 2017 and 2016.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016

4.
INVESTMENTS (continued)

Assets Measured at Estimated Fair Value on a Recurring Basis

The following table presents information about the Company’s financial assets measured at estimated fair value on a recurring basis that is reflected in the consolidated balance sheets at carrying value. The table indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value as of December 31, 2017 and 2016:

	Fair Value Measurements Using
	(Level 1)	(Level 2)	(Level 3)	Total
As of December 31, 2017	($ in thousands)
Financial Assets:
Cash and cash equivalents	$7,763	$-	$-	$7,763

Restricted cash and cash equivalents	$3,124	$-	$-	$3,124

Fixed-maturity securities:
U.S. Treasury and agency securities	4,433	-	-	4,433

Total fixed-maturity securities	4,433	-	-	4,433

Mutual funds	429	-	-	429
Preferred stocks	199	-	-	199
All other common stocks	1,408	-	-	1,408

Total equity securities	2,036	-	-	2,036

Total available for sale securities	6,469	-	-	6,469

Total	$17,356	$-	$-	$17,356

	Fair Value Measurements Using
	(Level 1)	(Level 2)	(Level 3)	Total
As of December 31, 2016	($ in thousands)
Financial Assets:
Cash and cash equivalents	$12,242	$-	$-	$12,242

Restricted cash and cash equivalents	$23,440	$-	$-	$23,440

Fixed-maturity securities:
U.S. Treasury and agency securities	6,051	-	-	6,051

Total fixed-maturity securities	6,051	-	-	6,051

Mutual funds	396	-	-	396
Preferred stocks	691	-	-	691
All other common stocks	3,854	-	-	3,854

Total equity securities	4,941	-	-	4,941

Total available for sale securities	10,992	-	-	10,992

Total	$46,674	$-	$-	$46,674

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016

5.
TAXATION

Under current Cayman Islands law, no corporate entity, including the Company and the licensed subsidiary, is obligated to pay taxes in the Cayman Islands on either income or capital gains. The Company and the licensed subsidiary have an undertaking from the Governor-in-Cabinet of the Cayman Islands, pursuant to the provisions of the Tax Concessions Law, as amended, that, in the event that the Cayman Islands enacts any legislation that imposes tax on profits, income, gains or appreciations, or any tax in the nature of estate duty or inheritance tax, such tax will not be applicable to the Company and the licensed subsidiary or their operations, or to the ordinary shares or related obligations, until April 23, 2033 and May 17, 2033, respectively.

The Company and its subsidiaries intend to conduct substantially all of their operations in the Cayman Islands in a manner such that they will not be engaged in a trade or business in the U.S. However, because there is no definitive authority regarding activities that constitute being engaged in a trade or business in the U.S. for federal income tax purposes, the Company cannot assure that the U.S. Internal Revenue Service will not contend, perhaps successfully, that the Company or its subsidiaries is engaged in a trade or business in the U.S. A foreign corporation deemed to be so engaged would be subject to U.S. federal income tax, as well as branch profits tax, on its income that is treated as effectively connected with the conduct of that trade or business unless the corporation is entitled to relief under an applicable tax treaty.

6.
RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

The following table summarizes the Company’s loss and loss adjustment expenses (“LAE”) and the reserve for loss and LAE reserve movements for the years ending December 31, 2017 and 2016.

	December 31,
	2017	2016
	($ in thousands)
Gross balance, beginning of year	$8,702	-
Incurred, net of reinsurance, related to:
Current period	38,401	14,775
Prior period	4,026	-
Total incurred, net of reinsurance	42,427	14,775
Paid, net of reinsurance, related to:
Current period	(36,293)	(6,073)
Prior period	(10,000)	-
Total paid, net of reinsurance	(46,293)	(6,073)
Net balance, end of year	$4,836	8,702
Add: reinsurance recoverable	-	-
Gross balance, end of period	$4,836	8,702

The reserves for losses and LAE are comprised of case reserves (which are based on claims that have been reported) and IBNR reserves (which are based on losses that are believed to have occurred but for which claims have not yet been reported and include a provision for expected future development on existing case reserves). The Company uses the assistance of an independent actuary in the determination of IBNR and expected future development of existing case reserves.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016

6.
RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES (continued)

During the year ended December 31, 2017, the Company experienced significant limit losses on all its policies due to the individual and aggregate impact of Hurricanes Harvey, Irma and Maria. Additionally, during 2017 the Company experienced unfavorable loss development of $4,026, which pertain to claims in the 2016 loss year, primarily Hurricane Matthew.

The uncertainties inherent in the reserving process and potential delays by cedants and brokers in the reporting of loss information, together with the potential for unforeseen adverse developments, may result in the reserve for losses and LAE ultimately being significantly greater or less than the reserve provided at the end of any given reporting period. The degree of uncertainty is further increased when a significant loss event takes place near the end of a reporting period. Reserve for losses and LAE estimates are reviewed periodically on a contract by contract basis and updated as new information becomes known. Any resulting adjustments are reflected in income in the period in which they become known.

The Company’s reserving process is highly dependent on the timing of loss information received from its cedants and related brokers.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016

6.
RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES (continued)

The following table discloses information about the Company’s incurred and paid claims development as of December 31, 2017, as well as cumulative claim frequency and the total of incurred-but-not-reporting and expected development on reported claims included within the net incurred claims amounts. A claim is defined as a reported loss from a cedant on an excess-of-loss reinsurance contract arising from a loss event for which the Company records a paid loss or case reserve. The Company operates a single business segment, being property catastrophe reinsurance.

Property Catastrophe Reinsurance
(in thousands)

Incurred Losses and Loss Adjustment Expenses

			As of December 31, 2017
			Total of Incurred-but-Not-Reported Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
			(dollars in thousands)
Accident Year	2016	2017
2016	$14,775	$18,801	$1,269	5
2017		$38,401	$25	8
Total		$57,202	$1,294

Cumulative Paid Losses and Loss Adjustment Expenses
For the Years Ended December 31,
(in thousands)
Accident Year	2016	2017
2016	$6,073	$16,073
2017		$36,293
Total		$52,366
Reserve for loss and loss adjustment expenses at December 31, 2017, net of reinsurance		$4,836

During the year ended December 31, 2017, the Company entered into a retrocession arrangement with one rated reinsurer. However, during the year ended December 31, 2017, the Company received full payment from its reinsurer with respect to losses hedged by the Company, and as such, there are no reinsurance recoverables on unpaid claims at December 31, 2017. Therefore, the Company’s gross and net reserve for losses and loss adjustment expenses at December 31, 2017 are both $4,836,000 as recorded on the consolidated balance sheets.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016

6.
RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES (continued)

The following table shows the historical average annual percentage payout of claims as at December 31, 2017.

	Average Annual Percentage Payout of Incurred Claims by Age
Years	1	2

Property Catastrophe Reinsurance	63.4%	53.2%

7.
EARNINGS PER SHARE

A summary of the numerator and denominator of the basic and diluted (loss) earnings per share is presented below (dollars in thousands except per share amounts):

	Years ended December 31
	2017	2016
Numerator:
Net (loss) earnings	$(20,592)	2,581

Denominator:
Weighted average shares - basic	5,808,354	6,022,985
Effect of dilutive securities - Stock options	-	-
Shares issuable upon conversion of warrants	-	-
Weighted average shares - diluted	5,808,354	6,022,985
Basic (loss) earnings per share	$(3.55)	0.43
Diluted (loss) earnings per share	$(3.55)	0.43

For the years ended December 31, 2017 and 2016, 250,000 options to purchase 250,000 ordinary shares and 215,000 options to purchase 215,000 ordinary shares, respectively, were anti-dilutive as the sum of the proceeds, including unrecognized compensation expense, exceeded the average market price of the Company’s ordinary share during the periods presented.

For the years ended December 31, 2017 and 2016, 8,230,700 warrants to purchase an aggregate of 8,230,700 ordinary shares were not dilutive because the exercise price of $7.50 exceeded the average market price of the Company’s ordinary share during the periods presented.

GAAP requires the Company to use the two-class method in computing basic earnings (loss) per share since holders of the Company’s restricted stock have the right to share in dividends, if declared, equally with common stockholders. These participating securities effect the computation of both basic and diluted earnings per share during periods of net (loss) income.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016

8.
SHAREHOLDERS’ EQUITY

On February 28, 2014, the Company’s Registration Statement on Form S-1, as amended, relating to the initial public offering of the Company’s units was declared effective by the SEC. The Registration Statement covered the offer and sale by the Company of 4,884,650 units, each consisting of one ordinary share and one warrant (“Unit”), which were sold to the public on March 26, 2014 at a price of $6.00 per Unit. The ordinary shares and warrants comprising the Units began separate trading on May 9, 2014. The ordinary shares and warrants are traded on The NASDAQ Capital Market under the symbols “OXBR” and “OXBRW,” respectively. One warrant may be exercised to acquire one ordinary share at an exercise price equal to $7.50 per share on or before March 26, 2019. At any time after September 26, 2014 and before the expiration of the warrants, the Company at its option may cancel the warrants in whole or in part, provided that the closing price per ordinary share has exceeded $9.38 for at least ten trading days within any period of twenty consecutive trading days, including the last trading day of the period.

The initial public offering resulted in aggregate gross proceeds to the Company of approximately $29.3 million (of which approximately $5 million related to the fair value proceeds on the warrants issued) and net proceeds of approximately $26.9 million after deducting underwriting commissions and offering expenses.

The fair value of the warrants issued in the initial public offering and initial private placement offering of $1.04 per warrant was determined by the Black-Scholes pricing model using the following assumptions: volatility of 48%, an expected life of 5 years, expected dividend yield of 8% and a risk-free interest rate of 1.69%. There were 8,230,700 warrants outstanding at December 31, 2017 and 2016. No warrants were exercised during the years ended December 31, 2017 and 2016.

The Company declared and paid quarterly cash dividends of $0.12 per ordinary share during the first three quarters of the year ended December 31, 2017, and for each of the quarters during 2016. The total amount of such dividends declared and paid during 2017 and 2016 were approximately $2.1 million and $2.9 million, respectively.

In May 2016, the Company’s Board of Directors authorized a plan to repurchase up to $2,000,000 of the Company’s ordinary shares, inclusive of commissions and fees (the “Share Repurchase Program”). During the year ended December 31, 2017, the Company repurchased and retired a total of 182,562 shares at a weighted-average price per share of $5.77. During the year ended December 31, 2016, the Company repurchased and retired a total of 143,851 shares at a weighted average price per share of $5.16 under this Share Repurchase Program. The total cost of shares repurchased, inclusive of fees and commissions, during the year ended December 31, 2017 and 2016 were $1,061,000 and $742,000, respectively.

The Share Repurchase Program was discontinued effective September 28, 2017. Through September 28, 2017, the Company had repurchased an aggregate of 326,413 shares for an aggregate cost of $1,803,568 under the Share Repurchase Program.

As of December 31, 2017 and 2016, none of the Company’s retained earnings were restricted from payment of dividends to the Company’s shareholders. However, since most of the Company’s capital and retained earnings may be invested in its licenced subsidiary, a dividend from the licensed subsidiary would likely be required in order to fund a dividend to the Company’s shareholders and would require notification to CIMA.

Under Cayman Islands law, the use of additional paid-in capital is restricted, and the Company will not be allowed to pay dividends out of additional paid-in capital if such payments result in breaches of the prescribed and minimum capital requirement. See also Note 10.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016

9.
SHARE-BASED COMPENSATION

The Company currently has outstanding stock-based awards granted under the 2014 Omnibus Incentive Plan (the “Plan”). Under the Plan, the Company has discretion to grant equity and cash incentive awards to eligible individuals, including the issuance of up to 1,000,000 of the Company’s ordinary shares. At December 31, 2017, there were 690,000 shares available for grant under the Plan.

Stock options

Stock options granted and outstanding under the Plan vests quarterly over four years, and are exercisable over the contractual term of ten years.

A summary of the stock option activity for the years ended December 31, 2017 and 2016 is as follows (option amounts not in thousands):

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intinsic Value ($000)
Outstanding at January 1, 2016	180,000
Granted	35,000	$6.00
Outstanding at December 31, 2016	215,000	$6.00	9 years	$-
Granted	35,000	$6.06
Outstanding at December 31, 2017	250,000	$6.01	7.4 years	$-
Exercisable at December 31, 2017	161,250	$6.01	7.4 years	$-

Compensation expense recognized for the years ended December 31, 2017 and 2016 totaled $39,000 and $31,000, respectively, and is included in general and administrative expenses. At December 31, 2017 and 2016, there was approximately $54,000 and $67,000, respectively, of total unrecognized compensation expense related to non-vested stock options granted under the Plan. The Company expects to recognize the remaining compensation expense over a weighted-average period of seventeen (17) months.

During each of the years ended December 31, 2017 and 2016, 35,000 options were granted with fair value estimated on the date of grant using the following assumptions and the Black-Scholes option pricing model:

	2017	2016
Expected dividend yield	8%	9.6%
Expected volatility	35%	35%
Risk-free interest rate	2.48%	2.03%
Expected life (in years)	10	10
Per share grant date fair value of options issued	$0.73	$0.34

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016

9.
SHARE-BASED COMPENSATION (continued)

Restricted Stock Awards

The Company has granted and may grant restricted stock awards to eligible individuals in connection with their service to the Company. The terms of the Company’s outstanding restricted stock grants may include service, performance and market-based conditions. The fair value of the awards with market-based conditions is determined using a Monte Carlo simulation method, which calculates many potential outcomes for an award and then establishes fair value based on the most likely outcome. The determination of fair value with respect to the awards with only performance or service-based conditions is based on the value of the Company’s stock on the grant date. Restricted stock awards granted and outstanding under the Plan vests quarterly over four years.

Information with respect to the activity of unvested restricted stock awards during the years ended December 31, 2017 and 2016 is as follows (share amounts not in thousands):

	Weighted-Number of Restricted Stock Awards	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2016	45,000	$5.86
Vested	(15,000)
Nonvested at December 31, 2016	30,000	$5.86

Nonvested at January 1, 2017	30,000	$5.86
Vested	(15,000)
Nonvested at December 31, 2017	15,000	$5.86

Compensation expense recognized for the years ended December 31, 2017 and 2016 totaled $88,000 and is included in general and administrative expenses. At December 31, 2017 and 2016, there was approximately $88,000 and $176,000, respectively, of total unrecognized compensation expense related to non-vested restricted stock granted under the Plan. The Company expects to recognize the remaining compensation expense over a weighted-average period of twelve (12) months.

10.
NET WORTH FOR REGULATORY PURPOSES

The Company’s licensed subsidiary, Oxbridge Reinsurance Limited is subject to a minimum and prescribed capital requirement as established by CIMA. Under the terms of its license, the Oxbridge Reinsurance Limited is required to maintain a minimum and prescribed capital requirement of $500 in accordance with its approved business plan filed with CIMA. At December 31, 2017 and 2016, the Oxbridge Reinsurance Limited’s net worth of $2.7 million and $22.9 million, respectively, exceeded the minimum and prescribed capital requirement. For the years ended December 31, 2017 and 2016, the its net (loss) income was approximately ($21) million and $1.2 million, respectively.

Oxbridge Reinsurance Limited is not required to prepare separate statutory financial statements for filing with CIMA, and there were no material differences between its GAAP capital, surplus and net (loss) income, and its statutory capital, surplus and net (loss) income as of December 31, 2017 and 2016 or for the years then ended.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016

11.
FAIR VALUE AND CERTAIN RISKS AND UNCERTAINTIES

Fair values

With the exception of balances in respect of insurance contracts (which are specifically excluded from fair value disclosures under GAAP) and investment securities as disclosed in Note 4 of these consolidated financial statements, the carrying amounts of all other financial instruments, which consist of cash and cash equivalents, restricted cash and cash equivalents, accrued interest and dividends receivable, premiums receivable and other receivables and accounts payable and accruals, approximate their fair values due to their short-term nature.

Concentration of underwriting risk

A substantial portion of the Company’s current reinsurance business ultimately relates to the risks of two entities domiciled in Florida in the United States, one of which is under common directorship; accordingly the

Credit risk

The Company is exposed to credit risk in relation to counterparties that may default on their obligations to the Company. The amount of counterparty credit risk predominantly relates to premiums receivable, reinsurance recoverable and assets held with counterparties. The Company mitigates its credit risk by using several counterparties which decreases the likelihood of any significant concentration of credit risk with any one counterparty, as well as using reputable and highly rated counterparties. In addition, the Company is exposed to credit risk on fixed-maturity debt instruments to the extent that the debtors may default on their debt obligations.

Market risk

Market risk exists to the extent that the values of the Company’s monetary assets fluctuate as a result of changes in market prices. Changes in market prices can arise from factors specific to individual securities or their respective issuers, or factors affecting all securities traded in a particular market. Relevant factors for the Company are both volatility and liquidity of specific securities and markets in which the Company holds investments. The Company has established investment guidelines that seek to mitigate significant exposure to market risk.

12.
COMMITMENTS AND CONTINGENCIES

The Company has an operating lease for office space located at Strathvale House, 2nd Floor, 90 North Church Street, Grand Cayman, Cayman Islands. The term of the lease is thirty-eight months and commenced on April 17, 2015. Rent expense under this lease for the year ended December 31, 2017 and 2016 was $62,000 and $59,000, respectively, and lease commitments at December 31, 2017 were $32,000.

The Company also had an operating lease for residential space at Britannia Villas #616, Grand Cayman, Cayman Islands that expired on October 31, 2017, and currently runs on a month-to-month basis. Rent expense under this lease for the years ended December 31, 2017 and 2016 was $51,600 each. There are currently no lease commitments under this lease as at December 31, 2017.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016

13.
RELATED PARTY TRANSACTIONS

The Company has entered into reinsurance agreements with Claddaugh and HCPCI, both of which are related entities through common directorships. At December 31, 2017 and 2016, included within loss experience refund payable and unearned premiums reserve on the consolidated balance sheets are the following related-party amounts:

	December 31,
	2017	2016
	(in thousands)
Loss experience refund payable	$135	$1,470
Unearned premiums reserve	$2,012	$1,417

During the years ended December 31, 2017 and 2016, included within assumed premiums, change in loss experience refund payable and change in unearned premiums reserve on the consolidated statements of income are the following related-party amounts:

	December 31,
	2017	2016
	(in thousands)
Revenue
Assumed premiums	$3,400	$3,400
Change in loss experience refund payable	$1,335	$(2,520)
Change in unearned premiums reserve	$2,805	$(25)

14.
PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following (in thousands):

	At December 31,
	2017	2016
Leasehold improvements	$21	21
Furniture and Fixtures	38	38
Motor vehicle	21	21
Computer equipment and software	32	26
Total, at cost	112	106
less accumulated depreciation and amortization	(76)	(52)
Property and equipment, net	$36	54

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016

15.
SUBSEQUENT EVENTS

We evaluate all subsequent events and transactions for potential recognition or disclosure in our financial statements. There were no other events subsequent to December 31, 2017 for which disclosure was required.

SCHEDULE I

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
SUMMARY OF INVESTMENTS - OTHER THAN INVESTMENTS IN RELATED PARTIES
AS OF DECEMBER 31, 2017

(expressed in thousands of U.S. dollars)
Type of investment	Cost or Amortized Cost	Fair Value	Balance Sheet Value

Fixed-maturity securities
U.S. Treasury and agency securities	$4,450	$4,433	$4,433

Total fixed-maturity securities	4,450	4,433	4,433

Mutual Funds	400	429	429
Preferred stocks	200	199	199
Common stocks	1,458	1,408	1,408

Total equity securities	2,058	2,036	2,036

Total investments	$6,508	$6,469	6,469

SCHEDULE II

OXBRIDGE RE HOLDINGS LIMITED
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED BALANCE SHEET - PARENT COMPANY ONLY
(expressed in thousands of U.S. Dollars)

	At December 31,
	2017	2016
Assets

Cash and cash equivalents	4,251	6,360
Investments, available for sale, at fair value	5,039	7,490
Investment in subsidiaries	2,698	22,894
Accrued interest and dividend receivable	35	41
Due from subsidiaries	1,857	439
Prepayment and other receivables	108	89
Property and equipment, net	36	54
Total assets	$14,024	37,367

Liabilities and Shareholders’ Equity
Liabilities:
Accounts payable and other liabilities	106	204

Shareholders’ equity:
Total shareholders’ equity	13,918	37,163
Total liabilities and shareholders’ equity	$14,024	37,367

SCHEDULE II (continued)

	Years Ended December 31,
	2017	2016
Revenue
Net investment income	$298	413
Net realized investment (losses) gains	(175)	646
Other income	1,644	1,776
Operating expenses	(1,316)	(1,410)
Income before equity in (loss) earnings of subsidiary	451	1,425
Equity in (loss) earnings of subsidiary	(21,043)	1,156

Net (loss) income	$(20,592)	2,581

SCHEDULE II (continued)

OXBRIDGE RE HOLDINGS LIMITED
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED STATEMENT OF CASH - PARENT COMPANY ONLY
(expressed in thousands of U.S. Dollars)

	Years Ended December 31,
	2017	2016
Operating activities
Net (loss) income	$(20,592)	2,581
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Equity in (loss) earnings of subsidiary	21,043	(1,156)
Stock-based compensation	127	119
Net amortization of premiums on investments in fixed-maturity securities	84	21
Depreciation	24	21
Net realized investment losses (gains)	175	(646)
Change in operating assets and liabilities:
Accrued interest and dividend receivable	6	(23)
Due from subsidiary	(1,418)	915
Prepayment and other receivables	(19)	(7)
Accounts payable and other liabilities	(98)	29

Net cash (used in) / provided by operating activities	$(668)	1,854

Investing activities
Investment in subsidiary	(3,000)	-
Dividends from subsidiary	2,108	2,880
Purchase of available for sale securities	(18,659)	(13,136)
Proceeds from sale of available for sale securities	21,268	12,857
Purchase of property and equipment	(6)	(11)

Net cash provided by investing activities	$1,711	2,590

Financing activities
Repurchases of common stock under share repurchase plan	(1,061)	(742)
Cash dividends paid	(2,091)	(2,885)

Net cash used in financing activities	$(3,152)	(3,627)

Net change in cash and cash equivalents	(2,109)	817
Cash and cash equivalents at beginning of year	6,360	5,543
Cash and cash equivalents at end of year	$4,251	6,360

SCHEDULE III

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
SUPPLEMENTARY INSURANCE INFORMATION
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(expressed in thousands of U.S. dollars)

			Reserves
			for losses
			and loss				Net losses,	Amortization
		Deferred	adjustment	Unearned	Net		and loss	of deferred		Gross
		acquisition	expenses	premiums	premiums	Investment	adjustment	acquisition	Operating	premiums
Year	Segment	costs, net	– gross	– gross	earned	income (loss)	expenses	costs	expenses	written
2017	Property & Casualty	$48	$4,836	$2,012	$23,567	$274	$42,427	$681	$1,325	$18,263
2016	Property & Casualty	$88	$8,702	$3,461	$18,058	$1,004	$14,775	$286	$1,420	$15,065

SCHEDULE IV

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
REINSURANCE INFORMATION
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(expressed in thousands of U.S. dollars)

Year	Segment	Direct Gross Premiums	Premiums ceded to other companies	Premiums assumed from other companies	Net amount	Percentage of amount assumed to net
2017	Property & Casualty	$-	$880	$18,263	$17,383	105%
2016	Property & Casualty	$-	$-	$15,065	$15,065	100%